SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Memory Pharmaceuticals Corp.
(Name of Subject Company)

Memory Pharmaceuticals Corp.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

58606R403
(CUSIP Number of Class of Securities)

Vaughn M. Kailian
Chief Executive Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Ellen B. Corenswet, Esq.
J. D. Weinberg, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
Item 6. Interest in Securities of the Subject Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 8. Additional Information.
Item 9. Exhibits.
NOTICE OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION CONCERNING MEMORY
ROCHE DESIGNEES
CURRENT BOARD OF DIRECTORS OF MEMORY
DIRECTOR COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2007
INFORMATION CONCERNING EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2007
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
EX-99.A.2.A: LETTER TO STOCKHOLDERS
EX-99.E.2: TENDER AND SUPPORT AGREEMENT
EX-99.E.8: CONFIDENTIALITY AGREEMENT

Item 1.	Subject Company Information.

(a) Name and Address.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule 14D-9”) relates is Memory Pharmaceuticals Corp., a Delaware corporation (“Memory”). The address of the principal executive offices of Memory is 100 Philips Parkway Montvale, New Jersey 07645, and its telephone number is (201) 802-7100.

(b) Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is Memory’s common stock, par value $0.001 per share (the “Common Stock”). The shares of Common Stock are hereinafter referred to as the “Shares”.

As of December 1, 2008 there were 82,243,050 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of Memory, which is the person filing this Schedule 14D-9 and is the subject company to which this Schedule 14d-9 relates, are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by 900 North Point Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated December 3, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding Shares at a purchase price of $0.61 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitutes the “Offer”). The Offer is made in accordance with the Agreement and Plan of Merger, dated as of November 25, 2008, among Parent, Merger Sub and Memory (the “Merger Agreement”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into Memory (the “Merger”), with Memory continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share (other than Shares owned by Parent, Merger Sub or any subsidiary of Parent or Memory or Shares held in the treasury of Memory or by any stockholder of Memory who is entitled to and properly exercises appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the price per share paid in the Offer (the “Merger Price”) without interest and less any required withholding taxes, and all the Shares shall cease to be outstanding, shall automatically be cancelled and shall cease to exist. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Schedule TO states that the address of Merger Sub is 1220 N. Market Street, Suite 334, Wilmington, Delaware 19801, and the address of Parent is 340 Kingsland Street, Nutley, New Jersey 07110.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Memory or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers and Directors of Memory.

Interests of Certain Persons

Certain members of Memory’s management and board of directors (the “Board”) may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Memory’s stockholders generally. The Board was aware of these interests and considered, among other matters, that such interests may be different from or in addition to the interests of Memory stockholders generally in approving the Merger Agreement and the transactions contemplated thereby.

Director and Officer Exculpation, Indemnification and Insurance

Memory’s amended and restated certificate of incorporation (the “Certificate”) contains certain provisions permitted under the DGCL relating to the liability of Memory’s directors. These provisions eliminate a director’s personal liability to Memory or Memory’s stockholders for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving certain wrongful acts for which a director would possibly be personally liable to Memory or Memory’s stockholders for such damages including the following:

•	for any breach of the director’s duty of loyalty to Memory or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions); and

•	for any transaction in which the director derives an improper personal benefit.

The Certificate also contains provisions that require Memory to indemnify its directors, officers, and those persons serving, at the request of Memory, as a director, officer, partner, employee or trustee, or in a related capacity with, another entity (each such person an “Indemnitee”), to the fullest extent permitted by law. The indemnification provisions also permit Memory to indemnify other employees or agents of Memory, or other persons serving Memory. An Indemnitee will be indemnified by Memory against all expenses and liabilities actually and reasonably incurred by the Indemnitee or on the Indemnitee’s behalf in connection with any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), to which such person is made a party because of the Indemnitee’s status or former status as a director, officer or other agent of Memory. In order to be able to rely on these provisions, the Indemnitee must have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Memory will either reimburse or advance to the Indemnitee all expenses incurred in defense of any Proceeding or in enforcing his or her rights. The Certificate provides that Memory shall not indemnify any Indemnitee seeking indemnification in connection with a Proceeding initiated by such Indemnitee, unless the proceeding was authorized by the Board and, to the extent that it is determined that the Indemnitee was not entitled to be indemnified by Memory, such Indemnitee will repay all amounts so advanced by Memory. This description of the indemnification provisions in the Certificate is qualified in its entirety by reference to the Certificate, which is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Under the Merger Agreement, the Surviving Corporation has agreed, for a period of six years after the Effective Time, to advance expenses to and to indemnify and hold harmless, the present and former officers, directors, employees and employee benefit plan fiduciaries of Memory or any of its subsidiaries, against all acts or omissions occurring on or prior to completion of the Merger. The Surviving Corporation also has agreed, for a period of six years after the Effective Time, that the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to the indemnification of the present or former directors, officers and employees of Memory or any of its subsidiaries than those in effect as of the date of the Merger Agreement.

Under the Merger Agreement, Parent has agreed to cause the Surviving Corporation, and the Surviving Corporation has agreed, for a period of six years after the Effective Time, to maintain in effect policies of directors’ and officers’ insurance and fiduciary liability insurance (collectively, the “D&O Insurance) with terms, conditions, retentions and limits of liability that are at least as favorable as those currently maintained by Memory, or, alternatively, to purchase comparable D&O Insurance for such six year period with terms, conditions, retentions and limits of liability that are at least as favorable as those currently maintained by Memory. Notwithstanding the foregoing, the Surviving Corporation will not be required to pay an annual premium in excess of 225% of the aggregate annual amounts currently paid by Memory to maintain such existing policies. In the event that equivalent coverage cannot be obtained, or can be obtained only by paying aggregate premiums in excess of 225% of such amount, the Surviving Corporation shall only be required to obtain the best available coverage as can be obtained by paying aggregate premiums equal to 225% of such amount.

Change of Control Agreements

Memory is a party to employment agreements with David A. Lowe, Ph.D., Michael P. Smith, Stephen R. Murray, M.D., Ph.D., Jzaneen Lalani, and James R. Sulat, Memory’s Chief Scientific Officer, Chief Financial Officer, Chief Medical Officer, General Counsel and Corporate Secretary, and former Chief Financial Officer and former President and Chief Executive Officer, respectively, that provide for benefits that would be paid in the event of a Change of Control (as defined below) of Memory pursuant to the terms of the agreements. The consummation of the Offer will constitute a Change of Control under these agreements and therefore could trigger the payment of the benefits described below. In addition, outstanding options held by any of the individuals named above will be cashed out pursuant to the Merger Agreement as described below in this Item 3(a) under the heading “Acceleration of Options.”

For purposes of this section, the following definitions apply to the change of control provisions of the agreements discussed below:

A Change of Control shall be deemed to have occurred if Memory is consolidated with or acquired by another entity in a merger, sale of all or substantially all of Memory’s assets or shares of stock or otherwise (excluding (i) transactions solely for the purpose of reincorporating Memory in a different jurisdiction or recapitalizing or reclassifying Memory’s stock, or (ii) any merger or consolidation in which the stockholders of Memory immediately prior to such merger or consolidation continue to own at least a majority of the outstanding voting securities of Memory or the surviving entity after such merger or consolidation).

Memory has Cause to terminate any of the individuals named above if he or she (i) is convicted of a felony, which adversely affects his or her ability to perform Memory obligations or materially affects the business activities or goodwill of Memory, (ii) is willfully disloyal, deliberately dishonest, or breaches his or her fiduciary duty, (iii) breaches the terms of his or her employment agreement, materially breaches any provision of any confidentiality agreement with Memory or fails or refuses to carry out any material tasks or responsibilities for a period of more than thirty (30) days after receipt of written notice of such failure, or (iv) commits any act of fraud, embezzlement or deliberate disregard of a policy of Memory known to the executive officer or contained in a policy manual which results in material loss, damage or injury to Memory.

Each of the individuals named above is said to have Good Reason to resign from his or her employment if such resignation occurs within ninety (90) days of: (i) a material diminution in such individual’s responsibilities (provided that such diminution is not in connection with the termination of his or her employment for Cause), (ii) a change in such individual’s principal work location by more than 50 miles from Memory’s principal offices, or (iii) a reduction by Memory of such individual’s base salary, unless such reduction is pursuant to a general reduction in the salaries of Memory’s executive officers. In addition, (i) Mr. Smith is also said to have Good Reason should he be required to report to an individual in a position lower than Memory’s Chief Executive Officer and (ii) Mr. Sulat is also said to have Good Reason should he be required to report to an individual in a position lower than Memory’s Chief Executive Officer or he ceases to be a member of the board.

David A. Lowe, Ph.D., Chief Scientific Officer of Memory

Memory has an employment letter agreement with Dr. Lowe for an unspecified term that provides for an annualized base salary of $381,177. In the event that Memory terminates Dr. Lowe’s employment without Cause, or if he resigns for Good Reason within 18 months after a Change of Control, he is entitled to receive a severance amount equal to 12 months of his then-current base salary, less applicable deductions. Dr. Lowe is also entitled to receive continued medical and dental coverage for one year following his separation from service. If, within three months prior to, or within 18 months after, a Change of Control, (x) Memory terminates Dr. Lowe’s employment without Cause or (y) Dr. Lowe terminates his employment for Good Reason, Dr. Lowe’s unvested stock options will become fully vested.

Michael P. Smith, Chief Financial Officer of Memory

Memory has an employment letter agreement with Mr. Smith for an unspecified term under which he currently receives an annualized base salary of $268,060. In the event that Memory terminates Mr. Smith’s employment without Cause, or if he resigns for Good Reason within 18 months after a Change of Control, he is entitled to receive a severance amount equal to 12 months of his then-current base salary, less applicable deductions. Mr. Smith also will receive continued medical and dental coverage for one year following his separation from service. If, within three months prior to, or within 18 months after, a Change of Control, (x) Memory terminates Mr. Smith’s employment without Cause or (y) Mr. Smith terminates his employment for Good Reason, Mr. Smith’s unvested stock options will become fully vested.

Stephen R. Murray, M.D., Ph.D., Chief Medical Officer of Memory

Memory has an employment letter agreement with Mr. Murray for an unspecified term under which he currently receives an annualized base salary of $294,000. In the event that Memory terminates Mr. Murray’s employment without Cause, or if he resigns for Good Reason within 18 months after a Change of Control, he is entitled to receive a severance amount equal to 12 months of his then-current base salary, less applicable deductions. Mr. Murray also will receive continued medical and dental coverage for one year following his separation from service. If, within three months prior to, or within 18 months after, a Change of Control, (x) Memory terminates Mr. Murray’s employment without Cause or (y) Mr. Murray terminates his employment for Good Reason, Mr. Murray’s unvested stock options will become fully vested.

Jzaneen Lalani, General Counsel and Corporate Secretary of Memory

Memory has an employment letter agreement with Ms. Lalani for an unspecified term under which she currently receives an annualized base salary of $283,764. In the event that Memory terminates Ms. Lalani’s employment without Cause, or if she resigns for Good Reason within 18 months after a Change of Control, she is entitled to receive a severance amount equal to 12 months of her then-current base salary, less applicable deductions. Ms. Lalani also will receive continued medical and dental coverage for one year following her separation from service. If, within three months prior to, or within 18 months after, a Change of Control, (x) Memory terminates Ms. Lalani’s employment without Cause or (y) Ms. Lalani terminates her employment for Good Reason, Ms. Lalani’s unvested stock options will become fully vested.

James R. Sulat, Former Chief Financial Officer and Former President and Chief Executive Officer of Memory

Memory has an employment letter agreement with Mr. Sulat under which he is currently working on a one-half time basis and receives a base salary at an annualized full-time rate of $410,000. In the event that Mr. Sulat’s employment is terminated for any reason, other than by Memory for Cause, he will be entitled to receive, following termination, (i) severance equal to 12 months of his full-time base salary, (ii) the average of his annual bonuses for the three prior years in a lump sum, (iii) continued medical and dental coverage for one year and (iv) accelerated vesting of 25% of his then unvested stock options. In the event that Memory terminates Mr. Sulat’s employment without Cause or he terminates his employment for Good Reason before December 31, 2008, Mr. Sulat will also be entitled to receive his then-current salary, continued vesting of his stock options and continued medical and dental coverage through December 31, 2008, in addition to the severance benefits described above. Notwithstanding the above, Mr. Sulat’s unvested stock options will become fully vested if, within three months prior to, or within 18 months after, a Change of Control, (x) Memory terminates Mr. Sulat’s employment without Cause or (y) Mr. Sulat terminates his employment for Good Reason. Any vested non-qualified stock options held by Mr. Sulat will remain exercisable until the later to occur of (i) ninety (90) days after the date of termination and (ii) January 15 of the calendar year immediately succeeding the date of termination.

Acceleration of Options

Pursuant to the Merger Agreement, all outstanding options, whether vested or unvested, will be cancelled upon consummation of the Merger. For each option that has an exercise price lower than the Merger Price per Share at the time of the Merger, the option holder will receive a payment equal to the option’s “spread” at the time of the Merger, subject to applicable withholding taxes. Accordingly, for any cancelled option with an exercise price lower than the Merger Price per Share, the option holder will receive an amount, for each Share subject to the option, equal to (i) the Merger Price per Share minus (ii) the exercise price of the option. If an option’s exercise price is greater than or equal to the Merger Price per Share, the option holder will receive no payment with respect to that option.

Summary Information

The tables below set forth the amounts payable to Memory’s executive officers and directors pursuant to the cash-out of outstanding options in the Merger. The table with this information for executive officers also sets forth the amounts payable to each executive officer if his or her employment is terminated by the executive officer for Good Reason or by Memory without Cause in connection with an event constituting a Change of Control (as specified in their respective employment agreements described above). The columns under “Cash-Out of Stock Options” below do not include any options with an exercise price greater than the Offer Price. For information concerning the shares of Memory’s common stock owned by the executive officers, directors and their affiliates, see “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the Information Statement filed as Annex II (the “Information Statement”).

				To be Received
				Pursuant to a
				Termination of Employment
				After a Change
				in Control Without
				Cause or for
	Cash-Out of			Good Reason as
	Stock Options			Defined in the
	Previously			Employment Agreements
	Vested	Accelerated	Total	Cash	Other
Executive Officers	Options	Options	Options	Severance	Benefits

Vaughn M. Kailian(1)	$—	—	—	—	—
David A. Lowe	$3,375	$14,625	$18,000	$381,177	$11,527
Michael P. Smith	$2,250	$9,750	$12,000	$268,060	$16,062
Stephen R. Murray	$2,250	$9,750	$12,000	$294,000	$5,298
Jzaneen Lalani	$2,813	$12,188	$15,001	$283,764	$16,062
James R. Sulat(2)	$—	$—	$—	$479,125	$16,062

(1)	Mr. Kailian has served as the President and Chief Executive Officer of Memory since February 2008.

(2)	Mr. Sulat served as Memory’s President and Chief Executive Officer from May 2005 until February 2008, and as Memory’s Chief Financial Officer from February 2008 until October 2008.

	Cash-Out of
	Stock Options
	Previously
	Vested	Accelerated
Non-Employee Directors	Options	Options	Total

Paul Blake	$—	$2,000	$2,000
Anthony B. Evnin, Ph.D.	$—	$2,000	$2,000
Jonathan J. Fleming	$—	$2,000	$2,000
Walter Gilbert, Ph.D.	$225	$2,375	$2,600
Robert I. Kriebel	$—	$2,000	$2,000
Michael E. Meyers, M.P.H.	$—	$2,000	$2,000
Peter F. Young	$—	$2,000	$2,000

Employee Benefit Matters

The Merger Agreement provides that Parent, for one year after the Effective Time, will provide to its or the Surviving Corporation’s (or their subsidiaries’) employees who were employees of Memory or its subsidiaries immediately prior to the Effective Time (the “Continuing Employees”) compensation and benefits (other than equity-based compensation) that will be in the aggregate substantially equivalent to the compensation and benefits provided to such employees immediately prior to the Effective Time. The Merger Agreement also provides that Parent shall give full credit to Continuing Employees for prior service to Memory or its subsidiaries for purposes of calculating employee benefits, unless such credit would result in a duplication of benefits.

The Merger Agreement requires that Memory suspend all payroll deductions, cause the exercise of each outstanding purchase right and prevent any further purchase interval or offering periods under Memory’s Second Amended and Restated 2004 Employee Stock Purchase Plan no later than the Effective Time. Further, the Merger Agreement requires that Memory terminate the ESPP immediately prior to the Effective Time (and subject to the consummation of the Merger).

(b)	Arrangements with Parent and Merger Sub.

Merger Agreement, Tender and Support Agreement, and Confidentiality Agreement

The summary of the Merger Agreement, the Tender and Support Agreement, and the Confidentiality Agreement and the Addendum thereto contained in The Transaction Documents of the Offer to Purchase and the description of the conditions to the Offer contained in Conditions to the Offer of the Offer to Purchase are incorporated herein by reference.

On October 29, 2008, Memory and Roche entered into a confidentiality agreement (the “Confidentiality Agreement”), in connection with a potential business combination transaction between the parties, under which Roche agreed to keep confidential the information furnished to it and its representatives by or on behalf of Memory for five years from the date of the Confidentiality Agreement, and to use such information only for purposes of evaluating a transaction with Memory.

This summary is qualified in its entirety by reference to the Merger Agreement, the Tender and Support Agreement, and the Confidentiality Agreement, which are filed as Exhibits (e)(1), (e)(2) and (e)(8) respectively, hereto and are incorporated herein by reference.

Takeover Laws

Memory is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In connection with the Merger Agreement, on November 24, 2008, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger for purposes of (i) Section 203 of the DGCL and (ii) any “moratorium”, “control share acquisition”, “business combination”, “fair price” or other form of anti-takeover law or regulation of any jurisdiction that may purport to be applicable to the Merger Agreement, with the result that the voting requirements and other limitations on business combinations set forth in Section 203 of the DGCL shall not be applicable to the Offer, the Merger or the transactions contemplated by the Merger Agreement and the Board intends that no other form of anti-takeover law or regulation shall be applicable to the Offer, the Merger or the transactions contemplated by the Merger Agreement.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation.

The Board has: (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Memory’s stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (iii) resolved (subject to the Board’s right to make an adverse recommendation change as described in the Merger Agreement) to recommend the acceptance of the Offer and adoption of the Merger Agreement by the stockholders of Memory.

A copy of the letter to Memory’s stockholders communicating the Board’s recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b)	Background and Reasons for the Recommendation.

Background of the Offer

As part of the continuous evaluation of Memory’s business, Memory’s Board of Directors has periodically explored and assessed strategic alternatives for the Company. These alternatives included strategies to grow and expand Memory’s business and operations through collaboration and licensing arrangements and alternatively to consider opportunities for a merger or other business combination of Memory, or its operations or assets, with one or more pharmaceutical or biotechnology companies.

In furtherance of Memory’s long-term strategy of entering into collaboration agreements for preclinical and clinical development and commercialization of its development candidates and early stage programs, Memory entered into its first collaboration agreement, for its PDE4 inhibitor program, in 2002 with Parent and an affiliated company, F. Hoffmann-La Roche Ltd (together, “Roche”). During the course of this collaboration, which was effectively terminated in June 2007, Memory designated two drug candidates for clinical development: — MEM 1414, which completed Phase 1 clinical trials, and MEM 1917 — and Roche paid Memory a total of $26 million pursuant to the collaboration agreement. Memory is obligated to make milestone payments to Roche upon specified development, regulatory and commercialization milestones, and to pay royalties to Roche, with respect to drug candidates covered by the collaboration agreement.

In 2003, Memory and Roche entered into a second collaboration agreement with respect to Memory’s nicotinic alpha-7 agonist program (as amended, the “2003 Roche Agreement”). Under the 2003 Roche Agreement, Memory has granted to Parent an exclusive worldwide license to its intellectual property on nicotinic alpha-7 receptor compounds. Parent is obligated to make payments to Memory upon the occurrence of certain events with respect to R3487/MEM 3454 (the lead drug candidate in this program) and any other compounds developed under this program, as well as to pay royalties on commercialized products. Memory retains a co-promotion right in the United States with respect to R3487/MEM 3454. As of September 30, 2008, Roche had paid Memory $43 million under the 2003 Roche Agreement and is required to make a $5 million milestone payment in December 2008.

Memory is currently conducting a Phase 2 clinical trial of R3487/MEM 3454 in cognitive impairment associated with schizophrenia (CIAS), the top-line results of which are expected to be announced by the end of April 2009. Memory has also recently completed a Phase 1 program of R4996/MEM 63908 in Alzheimer’s disease, the results of which are expected to be announced in December 2008.

In addition to its activities with respect to R3487/MEM 3454 and its other drug candidates and programs, during 2008, Memory’s Board of Directors and management have devoted significant attention to reducing costs, raising capital, maintaining the listing of Memory’s common stock on NASDAQ, seeking collaboration partners for Memory’s non-partnered early stage programs and exploring other strategic alternatives.

As part of its cost reduction efforts, in March 2008, Memory reduced its work force by approximately 20%, targeting reductions in the area of discovery research. In September 2008, Memory targeted a further reduction in its work force by approximately 55% in order to focus its resources on its clinical development programs.

With respect to the continued NASDAQ listing of its Common Stock, in December 2007 Memory was informed that it was not in compliance with the $1.00 minimum closing bid price requirement for continued listing on The

NASDAQ Global Market. In early April 2008, Memory received a letter from The NASDAQ Stock Market stating that Memory was no longer in compliance with the minimum $10 million stockholders’ equity requirement for continued listing on The NASDAQ Global Market. Memory’s Board of Directors determined that, as part of an overall plan to finance Memory and remain listed on The NASDAQ Global Market, Memory would seek to raise equity capital in a PIPE financing or other private placement.

In connection with the proposed financing efforts, in May 2008, Memory engaged Lazard Frères & Co. LLC (“Lazard”) to act as placement agent in a potential private placement of Memory’s equity securities.

In mid-May 2008, Memory’s management also proposed to Roche an amendment to the 2003 Roche Agreement that would, among other things, permit Memory to recognize deferred revenue from Roche under this agreement on a more accelerated basis. This acceleration of revenue recognition would be beneficial in helping Memory to achieve compliance with the NASDAQ stockholders’ equity listing requirement. During these discussions, Roche indicated to Memory that it would be willing to entertain entering into a broader strategic relationship with Memory. Roche expressed support for Memory as its partner in an important collaboration and was aware of Memory’s financial condition and the possibility of its common stock being delisted from NASDAQ. Discussions between executives of Roche and Memory’s management continued through mid-July, during which time the parties discussed a range of possibilities including an equity investment, licensing arrangement and a possible acquisition. However, the parties determined not to pursue a broader strategic relationship at that time.

The Memory Board of Directors met in early June to consider its alternatives, including pursuing discussions with Roche or moving forward with its proposed PIPE equity financing. The Board also considered the possibility that Memory’s common stock might be delisted and, if so, whether to consider a deregistration of Memory’s common stock, thereby preserving cash that would otherwise be expended to maintain the company’s status as a public company. The Board of Directors determined to move forward with the PIPE financing and to consider the alternative of deregistration of its Common Stock under the Securities Exchange Act of 1934 if its Common Stock were delisted by NASDAQ.

At a meeting in July 2008, the Board directed management to pursue a common stock PIPE financing to raise approximately $20 million, as part of a plan proposed by Memory to NASDAQ to allow Memory’s common stock to be transferred to The NASDAQ Capital Market rather than be delisted. The Chief Executive Officer of Memory also updated the Board on his discussions with Roche. During late July through October 2008, Memory’s management and Lazard, in accordance with Memory’s directives, contacted and/or met with over 40 potential investors for a private placement.

In early October, Memory received a term sheet for a private placement, which was submitted by funds managed by MPM Asset Management LLC (“MPM”), the largest Memory stockholder and an affiliate of the Chief Executive Officer who is also a director of Memory (and who recused himself from the negotiations on behalf of both Memory and MPM). MPM proposed a private placement of preferred stock, for a minimum of $7 million in proceeds, in which MPM would commit to invest $5 million and Venrock Associates and one of its principals, who is a director of Memory, had indicated that they would expect to invest $1 million. The proposed terms included the issuance of warrants to purchase a number of shares of Common Stock equal to 50% of the shares issued in the transaction (on an as converted basis). The transaction was conditioned upon Memory’s obtaining (i) at least $2 million from other investors, which could include Venrock, and (ii) stockholder approval of the transaction. The price per underlying common share was to be based on the lower of the market price preceding the signing of definitive agreements and the market price at the time stockholder approval was obtained.

On October 13, 2008, the Board of Directors of Memory met to review and consider the proposed terms of the MPM financing. Also present were members of management as well as representatives of Covington & Burling LLP (“Covington”), outside counsel to Memory. Representatives of Lazard also joined for a portion of the meeting and provided an overview of the PIPE financing efforts to date and then current market conditions for equity financings. The Board noted that, other than the MPM term sheet, Memory had only received one other proposal, which was later withdrawn. The Board believed that, although discussions were continuing with a small number of other potential investors, it was not likely that any of these parties would be in a position to consummate a transaction in the immediate future. The Board acknowledged the highly dilutive effect on existing stockholders that the MPM financing would have, particularly given Memory’s declining stock price. However, the Board also acknowledged the difficulty of raising funds prior to completion of Memory’s CIAS trial and the fact that Memory faced delisting of its common stock in the near future. The Board believed that having a financing completed and announced at that time could be a countervailing positive factor. The Board also determined that it would be preferable to increase the size of the financing, if possible. Management was directed to continue negotiations with MPM and to determine if it would be feasible to bring additional investors into the financing.

While negotiations with MPM were continuing, on October 22, 2008, Memory received from Roche a letter, dated October 21, 2008, outlining a potential transaction in which Roche would consider acquiring 100% of the outstanding shares of Memory’s common stock at an aggregate valuation range of $40 to $50 million. This letter was preceded by a call from an executive of Roche to the Chief Executive Officer of Memory in which the Roche executive indicated that the letter was forthcoming and described its contents. The Board of Directors of Memory met that same day to review the letter and to determine next steps. Also present were members of management, as well as representatives of Covington and Lazard. A representative of Covington advised the directors of their fiduciary duties under Delaware law in connection with a possible sale of Memory. The Board discussed engaging Lazard, which has significant experience in representing biotech and pharmaceutical companies in mergers and acquisitions, as Memory’s financial advisor in connection with the proposed Roche transaction in addition to its role of placement agent in a possible equity financing. The Board of Directors also discussed the importance of maintaining the MPM financing as an alternative in the event that Memory were not able to agree upon an acceptable transaction with Roche. The Board agreed that management should proceed with negotiations with Roche in a manner so as not to jeopardize any other alternatives. After further discussion, the Board also authorized Memory’s management to solicit other third parties, with the assistance of Lazard, as Memory’s financial advisor, as expeditiously as possible to determine whether any such parties would have an interest in acquiring Memory.

The Board of Directors determined that it would be advisable to appoint three directors as “designated directors” to advise and direct management in its dealings with Roche, subject to the oversight and direction of the full Board of Directors. Jonathan J. Fleming, Chairman of the Board, Robert I. Kriebel, Chairman of the Audit Committee, and Michael E. Meyers, M.P.H. were approved as the designated directors. It was also agreed that all directors would be invited to participate in all meetings of the designated directors.

On October 23 and 24, 2008, representatives of Memory and Roche discussed Roche’s non-binding proposal, principally Memory’s views with respect to the proposed valuation, and discussed potential timing and the conduct of due diligence by Roche.

Also, on October 24, 2008, Memory received notice from the NASDAQ Listing Qualifications Panel that the listing of Memory’s Common Stock would be transferred from The NASDAQ Global Market to The NASDAQ Capital Market, effective upon the opening of trading on October 28, 2008. The Panel also notified Memory that it had until October 31, 2008 to comply with The NASDAQ Capital Market minimum market capitalization requirement of $35 million or the alternative requirement of $2.5 million in stockholders’ equity in order to remain listed.

On October 24, 2008, management disclosed to MPM certain information concerning the letter from Roche and informed MPM that Memory intended to pursue negotiations with Roche regarding a potential acquisition of Memory. After further discussions, MPM acknowledged that negotiations regarding a financing would be postponed until Memory determined whether to enter into a transaction with Roche.

On October 25, 2008, the designated directors held a meeting, together with a number of other directors, members of management and representatives of Covington, to discuss the proposal from Roche and the postponement of discussions with MPM. Management also updated the Board of Directors on developments with NASDAQ. The Board authorized management to inform NASDAQ of the Roche discussions in order to seek a postponement of the NASDAQ compliance requirements from October 31, 2008 to December 3, 2008 (the last date to which the NASDAQ Listing Qualifications Panel indicated it had the authority to permit postponement).

On October 27, 2008, representatives of Memory and Roche continued discussions regarding timing of a transaction and valuation, as well as integration and operational issues. Memory proposed that, as a means to enhance the valuation proposed by Roche, Roche consider restructuring its offer to include a contingent value right

(“CVR”) which would be payable upon the achievement of a specified milestone or milestones with respect to Memory’s business.

On October 28, 2008, a meeting of the designated directors was held, at which a number of the other directors, members of management and Covington were present. The directors discussed the third party solicitation efforts to be conducted on behalf of Memory, including the companies to be contacted, and the proposed form of confidentiality agreement to be presented to Roche and other potential parties. Management also reviewed the status of discussions with NASDAQ regarding a postponement of the delisting determination deadline to December 3, 2008. The designated directors reviewed a proposed term sheet for a CVR to be proposed to Roche as a means to increase the overall potential price to stockholders.

On October 29, 2008, Roche and Memory entered into a confidentiality agreement and Memory began to provide due diligence materials to Roche and its advisors.

On October 31, 2008, Memory received notice from the NASDAQ Listing Qualifications Panel that the Panel had granted Memory’s request for an extension until December 3, 2008 to comply with the NASDAQ Capital Market minimum market capitalization requirement of $35 million or the alternative requirement of $2.5 million in stockholders’ equity in order to remain listed.

On November 3 and 4, 2008, representatives of Roche met with Memory’s management near Memory’s offices in Montvale, New Jersey, principally to allow the Roche representatives to conduct due diligence on Memory’s operations. In addition, Memory’s management raised issues regarding valuation and the CVR proposal.

During October and November 2008, 11 potential bidders were contacted to determine their interest in a possible transaction with Memory. One additional potential bidder contacted Memory’s Chief Executive Officer during this same period. Two of these parties entered into confidentiality agreements and conducted preliminary due diligence but none made an offer with respect to a transaction.

On November 5, 2008, Davis Polk & Wardwell (“Davis Polk”), Roche’s outside counsel, distributed the first drafts of the merger agreement and a tender and support agreement pursuant to which certain stockholders of Memory would agree to tender their shares in a tender offer by Roche for all outstanding shares of Memory’s Common Stock.

On November 7, 2008, the designated directors, together with a number of other members of the Board, members of management and representatives of Covington, met to discuss the offer from Roche and the key business and legal issues. In addition to price, these issues included, among others, (i) revising the definition of a “Company Material Adverse Effect” to ensure that certain potential events, such as the outcome of Memory’s Phase 2 CIAS trial, would not fall within this definition, (ii) ensuring that Memory could continue to discuss collaborations and equity financings with third parties during the transaction (to be available in the event the transaction with Roche was not successfully consummated) and would be permitted to conduct the trials that are ongoing or expected to be started in the near future, (iii) limiting the applicability of a termination fee to reasonable circumstances, (iv) providing for a time frame for the transaction that is expeditious and compatible with anticipated upcoming events for Memory and (v) eliminating an obligation on the part of the directors, officers and their affiliated funds to refrain from supporting any other transaction for a specified period if the Offer or Merger were not consummated or a superior proposal were recommended by the Board.

On November 8, 2008, Covington, on behalf of Memory, sent to Davis Polk a markup of the first drafts of the merger agreement and tender and support agreement.

On November 11, 2008, all-day negotiations took place regarding the merger agreement and the tender and support agreement among representatives of Memory, Roche, Covington and Davis Polk.

On November 12, 2008, following substantial completion of its financial and operational due diligence, Roche submitted a written offer to acquire all outstanding shares of Memory’s Common Stock in a tender offer for a price, payable in cash, of $0.55 per share, or approximately $45 million in the aggregate, and indicated that this offer would be valid until December 1, 2008. Separately, Roche indicated that it was unwilling to pursue Memory’s CVR proposal. A meeting of the designated directors was convened that same day to review Roche’s offer. A number of other directors also participated in this meeting, as did Memory’s management and legal and financial advisors.

On November 13, 2008, a second meeting of the designated directors was held to discuss Memory’s response to Roche’s offer of $0.55 per share of Common Stock, in which a number of the other directors participated, as well as Memory’s management and legal and financial advisors. The directors discussed a proposed written response to Roche’s offer, a copy of which had been circulated to the directors prior to the meeting. The directors authorized management to respond to Roche with a non-binding counteroffer representing an aggregate valuation of approximately $70 million for Memory. The letter containing the counteroffer was delivered to Roche on November 13, 2008.

On November 14, 2008, in accordance with Memory’s directives, a representative of Memory’s financial advisor, on behalf of Memory, telephoned an executive of Roche to discuss Memory’s counteroffer, and members of Memory’s management team contacted Roche’s deal team representatives to provide further information with respect to Memory’s position on price. Roche indicated in both of these conversations that it had carefully evaluated its offer and did not intend to increase its proposed purchase price.

On November 17, 2008, the Board convened a special meeting, at which management reported that on November 17, 2008, the Chief Executive Officer of Memory contacted an executive of Roche. In this conversation, the Roche executive indicated that Roche was not willing to increase its offer from $0.55 per share of Common Stock. The Roche executive stated that, if Memory believed that a higher price was appropriate, Memory should make another counteroffer but that, in any event, Roche would not be willing to consider any proposal outside its original range of $40 to $50 million, particularly in light of the costs that Roche expected to incur in connection with winding down the operations of Memory. The Board received an update from Memory’s financial advisor on the third party solicitation efforts conducted to date. The Board noted that the parties contacted to date had indicated that they were not interested in pursuing an acquisition transaction with Memory at this time and that one party had indicated that Roche’s relationship with Memory was a deterrent to any interest it might otherwise have in acquiring Memory. The Board discussed at length an appropriate response to Roche and also discussed whether to reconsider the MPM financing, given the expected inability to obtain a valuation from Roche in excess of $45 to $50 million. For the ensuing discussion, Mr. Kailian and Dr. Evnin, each of whom had a potential conflict of interest with respect to an MPM financing, were excused from the meeting. Representatives of Covington advised the Board of Directors regarding its fiduciary duties, given that both the MPM financing and the Roche offer could constitute a change of control transaction under Delaware law. The Board discussed the deficiencies of the MPM financing terms, compared to the Roche offer. These deficiencies included the fact that the funds raised in the MPM financing would only be sufficient to fund Memory’s operations for approximately two additional months, that current stockholders would be highly diluted by such a financing, the lower valuation inherent in the MPM financing, and the lack of liquidity available to stockholders, which would worsen after Memory’s common stock were delisted in December. The Board renewed its determination to focus on a sale to Roche, setting aside again the potential MPM financing, and authorized management to respond to Roche with a counteroffer of $0.61 per share of Common Stock, representing an aggregate valuation of approximately $50 million.

Management communicated to Mr. Kailian, who was the contact person for communicating with the senior executive at Roche, that he should make the counteroffer to Roche of approximately $50 million, which represented an offer of $0.61 per share. Mr. Kailian made such counteroffer to Roche orally on November 19, 2008, which was confirmed in a letter from Memory to Roche on November 20, 2008. On November 21, 2008, a Roche representative communicated to Memory’s financial advisor its agreement to the Board’s counteroffer of $0.61 per share of Common Stock, subject to Memory’s agreement on the remaining issues regarding the terms and conditions of the transaction agreements. The parties agreed to move forward as quickly as possible to resolve the remaining open issues and to finalize Roche’s due diligence investigation and the transaction agreements.

On November 22, 2008, the Board held a telephonic meeting to discuss the proposed transaction in which members of management and representatives of Memory’s legal and financial advisors participated. Management reviewed with the directors the final open business points and received direction from the Board of Directors on these points. Representatives of Covington reviewed in detail with the directors a summary of the terms of the merger agreement and tender and support agreement. In particular, counsel reviewed the structure and timing of, and conditions to, the tender offer, the nonsolicitation of third party acquisition proposals and fiduciary out provisions (including the matching rights of Roche), the termination rights, and the amount of and triggers for the termination fee. Counsel noted that Memory would not be prohibited, under the Merger Agreement, from engaging in discussions with potential collaboration partners and would preserve the right, if the tender offer is not consummated by January 10, 2009, to commence discussions with potential equity investors. Lazard reviewed with the Board of Directors its preliminary financial analysis of the $0.61 per Share cash consideration. Also at this meeting, the Board was advised on the potential size of the termination fee, based on the discussions between the parties regarding the range of such fee, and whether the deal protection terms in the Merger Agreement, including a termination fee in the amount proposed, would not be an impediment to a third party making a competing offer to acquire Memory. Counsel reviewed with the directors the terms of the tender and support agreement which each of them, Memory’s executive officers and their affiliates would be required to enter into as a condition to Roche’s entering into the merger agreement.

From November 20 to November 24, 2008, Roche completed its due diligence and the parties negotiated the final terms and conditions of the transaction agreements.

On November 24, 2008, the Board of Directors held a telephonic meeting, with Memory’s management and representatives of Memory’s legal and financial advisors participating, to discuss the substantially final forms of the Merger Agreement and the tender and support agreement, which had previously been circulated to the Board, and to consider whether or not to approve the agreements and recommend the transaction to Memory’s stockholders. A representative of Covington first updated the Board on the outcome of negotiations over the remaining business issues since the prior Board meeting. A representative of Covington also reviewed, a final time, the Board’s fiduciary duties in determining whether to approve the Roche transaction. Having reviewed in detail the terms of the merger agreement and tender and support agreement at the November 22 meeting, a representative of Covington pointed out that a detailed summary of the agreements was previously provided to the Board and answered questions from the directors. A representative of Covington also described to the Board certain benefits to be received by the directors and executive officers as a result of in the proposed transaction, consisting of the arrangements described above under “Arrangements with Current Executive Officers and Directors of Memory”. Also at this meeting, Lazard reviewed with the Board of Directors Lazard’s financial analysis of the $0.61 per Share consideration and rendered to the Memory Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated November 24, 2008, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in its opinion, the $0.61 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Parent, Merger Sub any other subsidiary of Parent or Memory, the respective affiliates of Parent and Merger Sub and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders. After further discussion, the Board approved resolutions: (1) determining that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of Memory’s stockholders, (2) approving and declaring advisable the merger agreement and the transactions contemplated by the Merger Agreement, (3) resolving to recommend acceptance of the Offer and adoption of the merger agreement by the stockholders of Memory and (4) approving the tender and support agreement.

On November 25, 2008, Memory, Parent and Merger Sub entered into the Merger Agreement and publicly announced the transaction.

Reasons for Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with Memory’s senior management and advisors and, in recommending that Memory’s stockholders accept the Offer, considered a number of factors, including the following:

•	Memory’s Financial Condition and Financing Prospects. Despite efforts over the past six months to raise equity capital through a PIPE financing in order to fund Memory’s operations and to maintain its common stock listing on The NASDAQ Global Market, Memory had been unable to attract interest other than from existing stockholders. These stockholders had offered terms unfavorable to the other stockholders, including substantial dilution to stockholders due to Memory’s declining Common Stock price, the significant warrant coverage sought in the MPM financing, the delay entailed by MPM’s requirement of a stockholder approval vote prior to consummating the transaction and the consequent likelihood that, because delisting by NASDAQ would likely occur before the closing, the Common Stock price would decline even further before the purchase price was set. Based on the results of its financing efforts and given the even deeper downturn in the economy, Memory had not developed a financing plan that would allow it to regain compliance with the rules of The NASDAQ Global Market or The NASDAQ Capital Market or to fund its operations for more than approximately six months.

•	Memory’s Business Prospects. The Board discussed Memory’s current business plan, which has been substantially scaled back from its pre-2008 activities, including the risks associated with achieving and executing upon this plan as an independent public company and the strategic alternatives available to Memory. The Board considered, among other factors, that its stockholders would continue to be subject to the risks and uncertainties of the Company’s financial and clinical development plans and prospects. These risks and uncertainties include risks relating to the Company’s reliance upon a limited number of early-stage development programs; the potential impact of a negative outcome in Memory’s R3487/MEM 3454 Phase 2 clinical trial in CIAS, for which top-line data is expected to be available by the end of April 2009; potential difficulties or delays in other clinical development efforts; and the fact that Memory is not likely to have its first commercial product, if at all, until at least 2014.

•	Memory’s Relationship with Roche. The Board of Directors considered the fact that Memory has had a close working relationship with Roche, under two extensive collaboration and license agreements, since 2002, one of which is for Memory’s most advanced development program. Because of this relationship, Roche is more knowledgeable about Memory and its business than other potential acquisition partners were or could reasonably be expected to become. Also because this transaction allows Roche to bring Memory’s Nicotinic Alpha-7 program entirely within Roche’s operations, the Board considered that Memory may be perceived by Roche to be more valuable to Roche in comparison to Memory’s value to other potential acquirors. In addition, as noted by at least one company that was solicited to determine its interest in acquiring Memory, Roche’s relationship and its rights under the 2003 Roche Agreement could possibly have a chilling effect on the interest of other parties in pursuing an acquisition of the entire company.

•	Liquidity Issues. Memory’s Board acknowledged that the trading market for its Common Stock is volatile and that the Common Stock is thinly traded. If Memory had not entered into the Roche transaction and Memory’s Common Stock were delisted from The NASDAQ Capital Market (which NASDAQ has informed Memory would occur if Memory were not in compliance on December 3, 2008), the Board of Directors would have expected trading in Memory’s Common Stock to be even more sporadic, potentially resulting in further price decreases. An all cash tender offer, as proposed by Roche, provides immediate liquidity at closing and certainty of value for Memory’s stockholders.

•	Discussions with Other Potential Parties. The Board noted that the efforts on behalf of Memory to seek proposals from other parties to acquire Memory had focused on companies that were believed to be the most likely potential acquirors of Memory, based on their prior business relationship with Memory, their familiarity with Memory’s programs and/or the overlap between their disease focus and Memory’s. Notwithstanding these efforts, no offers were received by Memory from any of these parties.

•	Transaction Financial Terms; Premium to Market Price. The Board considered the relationship of the $0.61 per share price to be paid in cash under the Merger Agreement to the current and historical market prices of Memory’s Common Stock, which Offer Price represents (i) a 319% premium over the closing stock price of $0.146 on November 24, 2008, the last trading date prior to the announcement of the proposed transaction, (ii) a 351% premium over the average closing stock price of $0.135 during the 30 trading days ended on November 24, 2008, and (iii) a 210% premium over the average closing stock price of $0.197 over the three months ended on November 24, 2008.

•	Financial analysis and opinion of Lazard. The Board considered Lazard’s financial advice and analyses, including Lazard’s opinion, dated November 24, 2008, to the Memory Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $0.61 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of the Shares (other than Parent, Merger Sub, any other subsidiary of Parent or Memory, the respective affiliates of Parent and Merger Sub and holders who are entitled to and properly demand an appraisal of their Shares), as more fully described below under the caption “Opinion of Memory’s Financial Advisor”.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal; Certain Other Discussions Permitted. The Board considered the provisions in the Merger Agreement that provide for the ability of Memory, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited acquisition proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior acquisition proposal. The Board considered that these provisions (including the termination fee provisions) of the Merger Agreement, based in part on advice received, would not be a significant deterrent to competing offers being made that might be superior to the Offer Price and the Merger Consideration. In addition, the Merger Agreement permits Memory, subject to the terms and conditions of the Merger Agreement, to engage in discussions with potential collaboration partners during the term of the Merger Agreement and, if the Offer has not been consummated by January 10, 2009, to enter into discussions with potential investors regarding an equity financing to be available in the event that the Roche transaction is not consummated, subject to certain limitations.

•	Timing of Transaction. The Board considered the fact that the parties would be able to complete due diligence and negotiations and to enter into the Merger Agreement prior to Memory’s common stock being delisted from The NASDAQ Capital Market. The Board further considered the fact that the Offer and the Merger would be likely to be consummated prior to the completion of Memory’s Phase 2 clinical trial of R3487/MEM 3454 in CIAS. The Board also considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement generally and the structure of the transaction as a cash tender offer, which would allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tendered their shares in the Offer.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the nature of the conditions in the Merger Agreement to the obligation of Roche to accept for payment and pay for the shares of common stock tendered pursuant to the Offer, including that the consummation of the Offer and the Merger are not contingent on Roche’s ability to secure financing. The Board further considered the fact that Roche agreed to exclude from the definition of “Company Material Adverse Effect” in the Merger Agreement a number of potential adverse issues such as the outcome of the CIAS trial or any studies being conducted by Roche with respect to Nicotinic Alpha-7 compounds licensed under the 2003 Roche Agreement. Finally, the Board considered the relative likelihood of obtaining required regulatory approvals for the proposed transaction and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

•	Appraisal Rights. The Board determined that Memory’s stockholders would have a sufficient remedy if they disapproved of the transaction because those of Memory’s stockholders who do not tender their Memory common stock in the Offer and meet the other required conditions will be entitled to appraisal rights under Delaware law in connection with the Merger.

•	Tender and Support Agreement. The Board considered that the executive officers and directors of Memory and their affiliates owning approximately 29.5% of the outstanding Memory common stock would be entering into a tender and support agreement with Roche to tender their shares and vote in favor of the Merger.

The Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the following:

•	Alternatives to Sale. The Board considered the alternatives to a sale of Memory, including continuing to operate as an independent public company, and in particular, the potential for stockholders of Memory to share in any future earnings or share value growth of Memory, but also the risks and uncertainties associated with continuing to operate as a public company.

•	Cash Consideration. The Board considered the fact that, subsequent to completion of the Merger, Memory will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent Memory’s stockholders from being able to participate in any value creation that Memory could generate going forward, as well as any future appreciation in the value of the combined company.

•	Restrictions on Soliciting Additional Offers; Termination Fee. The Board considered the restrictions that the Merger Agreement imposes on actively soliciting competing proposals and the requirement, under the Merger Agreement, that, under certain circumstances, Memory would be required to pay to Roche a termination fee of $1.5 million.

•	Effects of a Public Announcement of the Offer and Merger on Memory’s Business Operations. The Board considered the effect of a public announcement of the execution of the Merger Agreement on its operations and employees, particularly the possibility that the announcement could create uncertainly among Memory’s current employees, business partners and collaboration partners as to the future of their relationships with Memory and the pendency of the transaction could potentially lead to departures of employees or the termination of agreements with third parties, which could have a negative effect on Memory if the transaction were not consummated.

•	Conditions to the Consummation of the Offer. The Board considered that, under the Merger Agreement, Memory has agreed that it will conduct its business in the ordinary course of business consistent with past practice and that, subject to specified exceptions, Memory will not take a number of actions related to the conduct of its business without the prior consent of Roche. Although Memory has negotiated advance approvals of certain activities under these provisions, the Board recognized that the Merger Agreement could limit Memory’s ability to operate its business and pursue opportunities in the manner in which it would do so absent such limitations.

•	Taxable Nature of the Transaction. The Board considered that any gains Memory’s stockholders receive from an all-cash transaction would generally be taxable for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The Board considered the interests of Memory’s directors and executive officers that are different from, or in addition to, the interests of Memory’s stockholders. The Board did not believe that these interests should affect its decision to approve the Offer and the Merger in light of the fact that such interests are primarily based on contractual arrangements that were in place prior to the negotiation of the Merger Agreement and the Board’s assessment that the judgment and performance of the directors and executive officers would not be impaired by such interests.

The Board believed that, overall, the potential benefits of the Offer and the Merger to Memory stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors.

Opinion of Memory’s Financial Advisor

Lazard is acting as financial advisor to Memory in connection with the Offer and the Merger. As part of that engagement, the Memory board of directors requested that Lazard evaluate the fairness, from a financial point of view, of the $0.61 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Parent, Merger Sub, any other subsidiary of Parent or Memory, the respective affiliates of Parent and Merger Sub and holders who are entitled to and properly demand an appraisal of their Shares). At a Board meeting held on November 24, 2008 to evaluate the Offer and the Merger, Lazard delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated November 24, 2008, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications, the $0.61 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Parent, Merger Sub, any other subsidiary of Parent or Memory, the respective affiliates of Parent and Merger Sub and holders who are entitled to and properly demand an appraisal of their Shares) was fair, from a financial point of view, to such holders.

The full text of Lazard’s opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex I and is incorporated into this document by reference. The description of Lazard’s opinion set forth in this document is qualified in its entirety by reference to the full text of Lazard’s opinion. Lazard’s opinion was addressed to the Board, was only one of many factors considered by the Board in its evaluation of the Offer and the Merger and only addresses the fairness of the $0.61 per Share consideration from a financial point of view. Lazard’s opinion does not address the relative merits of the Offer or the Merger as compared to any other transaction or business strategy in which Memory might engage or the merits of the underlying decision by Memory to engage in the Offer or the Merger. Lazard’s opinion is not intended to, and does not, constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger or any matter relating to the Offer or the Merger. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, November 24, 2008, the date of its opinion. Lazard assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft as of November 24, 2008 of the merger agreement;

•	analyzed certain publicly available historical business and financial information relating to Memory;

•	reviewed revenue forecasts and other data provided to Lazard by Memory relating to Memory’s lead product candidate, R3487/MEM 3454, under alternative product development and commercialization scenarios and discussed with the senior management of Memory its assessment as to the relative likelihood of achieving the future financial results reflected in such forecasts under such scenarios;

•	held discussions with members of Memory’s senior management with respect to the businesses and prospects of Memory, including the views of such management as to the liquidity needs of, and capital resources available to, Memory to fund its operations;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Memory;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Memory;

•	reviewed historical stock prices and trading volumes of Memory Common Stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities, contingent or otherwise, of Memory or concerning the solvency or fair value of Memory, and Lazard was not furnished with such valuation or appraisal. Lazard was advised, and Lazard assumed, with Memory’s consent, that R3487/MEM 3454 accounts for substantially all of the value of Memory. Lazard further was advised that, other than revenue forecasts for R3487/MEM 3454 referred to above, no financial forecasts relating to Memory beyond calendar year 2009 had been prepared by Memory’s management and, therefore, Lazard was advised to rely solely on such revenue forecasts for R3487/MEM 3454 for purposes of the financial analysis of Memory performed by Lazard. With respect to those revenue forecasts, Lazard assumed, with Memory’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Memory’s management as to the future financial performance of Memory under the alternative scenarios reflected in those forecasts. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. Lazard also relied, with Memory’s consent, on the assessments of

Memory’s management as to the validity of, and risks associated with, the product candidates of Memory, including, without limitation, the timing and probability of successful development, testing and marketing, and of approval by appropriate governmental authorities, of such product candidates.

In rendering its opinion, Lazard assumed, with Memory’s consent, that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions by Memory or Parent. Lazard also assumed, with Memory’s consent, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard further assumed, with Memory’s consent, that obtaining the necessary regulatory or third party approvals and consents for the Offer and the Merger would not have an adverse effect on Memory or the Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Memory obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the Offer and the Merger (other than the $0.61 per Share consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Offer and the Merger or any tender and support or other agreements or arrangements entered into in connection with, or otherwise contemplated by, the Offer and the Merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the $0.61 per Share consideration or otherwise. Further, Lazard did not express any opinion as to the price at which shares of Memory common stock would trade at any time subsequent to the announcement of the Offer and the Merger. Except as described above, Memory imposed no other instructions or limitations on Lazard with respect to the investigations made or the procedures followed by Lazard in rendering its opinion. The issuance of Lazard’s opinion was approved by an authorized committee of Lazard.

The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the Memory board of directors by Lazard in connection with rendering its opinion. The summary of Lazard’s analyses described below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Memory. No company or transaction used in Lazard’s analyses is identical to Memory or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses.

Lead Product Candidate Discounted Cash Flow Analysis.  Lazard performed a discounted cash flow analysis to calculate the estimated present value as of December 31, 2008 of the revenue attributable to Memory’s lead product candidate, R3487/MEM 3454, that Memory was forecasted to generate from calendar years 2009 through 2027 utilizing internal estimates of Memory’s management under two alternative product development and commercialization scenarios, referred to as Management Case A and Management Case B. Estimated revenue under each case was probability-weighted to reflect management’s assessments as to the likelihood of obtaining regulatory approval to commercialize R3487/MEM 3454 for Alzheimer’s Disease and Cognitive Impairment Associated with Schizophrenia indications and were discounted to present value as of December 31, 2008 using discount rates ranging from 20.0% to 30.0%. This analysis indicated the following implied per share equity reference ranges for Memory under Management Case A and Management Case B, as compared to the $0.61 per Share consideration:

Implied per Share Equity
Reference Ranges for Memory Based on		Per Share
Management Case A	Management Case B	Consideration

$0.40 - $0.84	$0.20 - $0.43	$0.61

Selected Precedent Transactions Analysis.  Lazard reviewed, to the extent publicly available, financial information relating to the following three selected transactions involving companies in the biopharmaceuticals industry:

Acquiror	Target

• Pfizer Inc.	• Coley Pharmaceutical Group, Inc.
• GlaxoSmithKline plc	• Genelabs Technologies, Inc.
• Eli Lilly and Company	• SGX Pharmaceuticals, Inc.

Lazard reviewed technology values in the selected transactions, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, less cash and cash equivalents, plus straight debt, per expected marketed product of the target company taking into account all of the relevant target company’s product candidates as well as only its lead product candidate(s). Lazard then applied a range of selected technology values derived from the selected transactions to the number of Memory’s expected marketed products based both on all of its product candidates and on only its lead product candidate, R3487/MEM 3454. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data for Memory were based on Memory’s public filings. The number of expected marketed products of the target companies and Memory were derived by applying to their respective product candidates and lead product candidate(s) cumulative probabilities of marketing approval based on the Journal of Clinical Pharmacology & Therapeutics, May 2001, “Risks in New Drug Development Approval Success Rates for Investigational Drugs,” published by the Tufts Center for the Study of Drug Development, Tufts University. This analysis indicated the following implied per share equity reference ranges for Memory based both on all of its product candidates and on only its lead product candidate, as compared to the $0.61 per Share consideration:

Implied per Share Equity
Reference Ranges for Memory Based on		Per Share
All Product Candidates	Lead Product Candidate	Consideration

$0.27 - $2.04	$0.16 - $0.77	$0.61

Selected Publicly Traded Companies Analysis.  Lazard reviewed publicly available financial information for the following four publicly traded emerging biopharmaceuticals companies:

•	Allon Therapeutics Inc.
•	Cortex Pharmaceuticals, Inc.
•	Neurocrine Biosciences, Inc.
•	Sygnis Pharma AG

Lazard reviewed technology values of the selected companies, calculated as market value based on closing stock prices on November 21, 2008, less cash and cash equivalents, plus straight debt, per expected marketed product taking into account all of the product candidates of the selected companies as well as only their lead product candidate(s). Lazard then applied a range of selected technology values derived from the selected companies to the number of Memory’s expected marketed products based both on all of its product candidates and on only its lead product candidate, R3487/MEM 3454. Financial data for the selected companies and Memory were based on public filings and other publicly available information. The number of expected marketed products of the selected companies and Memory were derived by applying to their respective product candidates and lead product candidate(s) cumulative probabilities of marketing approval based on the Journal of Clinical Pharmacology & Therapeutics, May 2001, “Risks in New Drug Development Approval Success Rates for Investigational Drugs,” published by the Tufts Center for the Study of Drug Development, Tufts University. This analysis indicated the following implied per share equity reference ranges for Memory based both on all of its product candidates and on only its lead product candidate, as compared to the $0.61 per Share consideration:

Implied per Share Equity
Reference Ranges for Memory Based on		Per Share
All Product Candidates	Lead Product Candidate	Consideration

$0.13 - $0.88	$0.08 - $0.54	$0.61

Miscellaneous.  Lazard, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard has provided certain investment banking services to Memory unrelated to the Offer and the Merger, for which Lazard has received and may receive compensation. In the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of Memory and certain affiliates of Roche for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as Memory’s financial advisor because of its qualifications, experience and reputation in investment banking and mergers and acquisitions and its familiarity with Memory.

Lazard prepared the above analyses for the purpose of providing an opinion to the Memory board of directors as to the fairness, from a financial point of view, of the $0.61 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Parent, Merger Sub, any other subsidiary of Parent or Memory, the respective affiliates of Parent and Merger Sub and holders who are entitled to and properly demand an appraisal of their Shares). Lazard did not recommend any specific consideration to the Memory board of directors or that any given consideration constituted the only appropriate consideration for the Offer and the Merger.

Lazard’s opinion and analyses were only one of many factors taken into consideration by the Memory board of directors in its evaluation of the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Memory board of directors or Memory’s management with respect to the $0.61 per share consideration or as to whether the Memory board of directors would have been willing to determine that a different consideration was fair.

For a description of the terms of Lazard’s engagement as Memory’s financial advisor, see the discussion under Item 5 below.

(c)	Intent to Tender.

To Memory’s knowledge after reasonable inquiry, all of Memory’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer. Pursuant to the tender and support agreement, certain Memory stockholders and all Memory directors and executive officers have committed to accept the Offer and to tender all Shares owned directly or indirectly by them, which represents approximately 29.5% of the Company’s outstanding shares of Common Stock.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

In connection with Lazard’s services as Memory’s financial advisor, Memory has agreed to pay Lazard a customary fee, a portion of which was payable in connection with the rendering of Lazard’s opinion and a substantial portion of which is contingent upon the closing of the Offer. Memory also has agreed to reimburse Lazard for its reasonable expenses, including reasonable attorneys’ fees, and to indemnify Lazard and certain related parties against certain liabilities that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

Neither Memory nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of Memory with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by Memory, or, to the best of Memory’s knowledge, any of Memory’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Memory in response to the Offer that relate to a tender offer or other acquisition of Memory’s securities by Memory, any subsidiary of Memory or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Memory in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Memory or any subsidiary of Memory, (ii) any purchase, sale or transfer of a material amount of assets by Memory or any subsidiary of Memory or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Memory.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement is being furnished in connection with the possible designation by Roche of certain persons to be appointed to the Memory Board. Such persons, if appointed, will constitute a majority of Memory’s Board.

Top-Up Option

Pursuant to the terms of the Merger Agreement, Memory granted Merger Sub an irrevocable one-time option (the “Top-Up Option”), to purchase at a price per share of Common Stock equal to the price paid per share of Common Stock in the Offer up to the number of Shares that, when added to the number of Shares owned by Merger Sub and any of its affiliates at the time of such exercise, shall constitute one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of such option, calculated on a fully-diluted basis. The Top-Up Option is exercisable only one time and only if the number of shares issuable upon exercise of the Top-Up Option would not exceed the number of authorized but unissued and unreserved shares of Common Stock and may only be exercised on or prior to the tenth business day after the expiration of the Offer pursuant to the Merger Agreement or the expiration of any subsequent offering period. In no event shall the Top-Up Option be exercisable if prohibited by law.

Vote Required to Approve the Merger

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, including the issuance by Memory of shares upon the exercise by Merger Sub of the Top-Up Option, at least 90% of the outstanding Shares, Merger Sub will effect the Merger after consummation of the Offer without a vote by Memory’s stockholders (a “Short-Form Merger”). If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of a majority of the outstanding Shares, including the Shares owned by Merger Sub, for the adoption of the agreement of merger will be required under the DGCL to effect the Merger.

Exon-Florio Amendment

Section 721 of the Defense Production Act of 1950, as amended (“Exon-Florio”), authorizes the Committee on Foreign Investment in the United States (“CFIUS”) to review and investigate mergers, acquisitions and takeovers that could result in foreign control of persons engaged in interstate commerce in the United States to determine the effects of the transaction on the national security of the United States. The Merger Agreement requires Memory and Roche to file a joint voluntary notice of the transactions contemplated by the Merger Agreement with CFIUS, which joint notice was filed with CFIUS on November 25, 2008. It is a condition to the obligation of Merger Sub to accept Shares in the Offer that CFIUS will have completed its national security review and, if necessary, investigation of the transactions contemplated by the Merger Agreement, and concluded that there are no unresolved national security concerns sufficient to warrant further action under Exon-Florio.

Hart-Scott-Rodino Antitrust Improvements Act of 1976

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Pre-merger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because the transaction does not meet the jurisdictional minimum size-of-transaction threshold under the HSR Act.

Regardless of whether a filing is required under the HSR Act, the FTC and the DOJ frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the purchase of the Shares pursuant to the Offer, the FTC or DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Merger Sub or Roche. Private parties and state attorney generals may also bring legal action under federal or state antitrust laws under certain circumstances. Memory and Roche believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the result would be.

Memory is not aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer. Memory is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing CFIUS filing that would be required for Merger Sub’s or Roche’s acquisition or ownership of the Shares.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Shares at the Effective Time will have certain rights under Section 262 of the DGCL to demand appraisal of their Shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the “fair value” of the Shares at the Effective Time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Price. The value so determined could be more or less than the Merger Price. Holders of Shares should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to “fair value” under Section 262 of the DGCL.

Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated December 3, 2008 .*†

(a)(1)(B)	Form of Letter of Transmittal .*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery .*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees .*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees .*†

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 .*†

(a)(1)(G)	Form of Summary Newspaper Advertisement as published on December 3, 2008.*

(a)(1)(H)	Joint press release issued by Parent and Memory on November 25, 2008 (incorporated by reference to the Schedule 14D-9C filed by Memory on November 25, 2008).

(a)(2)(A)	Letter to stockholders of Memory, dated December 3, 2008, 2008.

(e)(1)	Agreement and Plan of Merger, dated as of November 25, 2008, among Parent, Merger Sub and Memory (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Memory on November 25, 2008).

(e)(2)	Tender and Support Agreement, dated as of November 25, 2008, among Parent, Merger Sub and certain stockholders as listed on the signature pages thereto.

(e)(3)	Amended and Restated Employment Letter Agreement, dated February 11, 2008, between Memory and Michael P. Smith (incorporated herein by reference to Exhibit 10.4 to Memory’s Current Report on Form 8-K, filed on February 11, 2008).

(e)(4)	Amended and Restated Employment Letter Agreement, dated February 11, 2008, between Memory and David A. Lowe, Ph.D. (incorporated herein by reference to Exhibit 10 .1 to Memory’s Current Report on Form 8-K, filed on February 11, 2008).

(e)(5)	Amended and Restated Employment Letter Agreement, dated February 11, 2008, between Memory and Stephen Murray, M.D., Ph.D. (incorporated herein by reference to Exhibit 10.2 to Memory’s Current Report on Form 8-K, filed on February 11, 2008).

(e)(6)	Amended and Restated Employment Letter Agreement, dated as of February 11, 2008, between Jzaneen Lalani and Memory (incorporated herein by reference to Exhibit 10.3 to Memory’s Current Report on Form 8-K, filed on February 11, 2008).

(e)(7)	Amended and Restated Employment Agreement, dated September 30, 2008, by and between the Memory and James R. Sulat (incorporated herein by reference to Exhibit 10.1 to Memory’s Quarterly Report on Form 10-Q, filed on November 14, 2008).

(e)(8)	Confidentiality Agreement, dated October 29, 2008, between F. Hoffmann-La Roche Ltd. and Memory Pharmaceuticals Corp.

(e)(9)	Amended and Restated Certificate of Incorporation of Memory Pharmaceuticals Corp. (incorporated herein by reference to Exhibit 3.1 to Memory’s Quarterly Report on Form 10-Q, filed on August 13, 2008).

*	Incorporated by reference to the Schedule TO filed by Merger Sub and Parent on December 3, 2008.

†	Included in materials mailed to stockholders of Memory.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Memory Pharmaceuticals Corp.

By:	/s/ Michael P. Smith
Name:     Michael P. Smith

Title:	Chief Financial Officer

Dated: December 3, 2008

Annex I

[LETTERHEAD OF LAZARD FRERES & CO. LLC]

November 24, 2008
The Board of Directors
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, New Jersey 07645

Dear Members of the Board:

We understand that Memory Pharmaceuticals Corp., a Delaware corporation (“Memory”), Hoffmann-La Roche Inc., a New Jersey corporation (“Roche US”), and 900 North Point Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Roche US (“Sub”), propose to enter into an Agreement and Plan of Merger (such agreement, the “Agreement”) pursuant to which Roche US will acquire Memory (the “Transaction”). Pursuant to the Agreement, (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Memory (“Memory Common Stock”) at a purchase price of $0.61 per share in cash (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into Memory and each outstanding share of Memory Common Stock not previously tendered, other than shares of Memory Common Stock held by Roche US, Sub, any other subsidiary of Roche US or Memory (such holders, together with the respective affiliates of Roche US and Sub, the “Roche Holders”) and holders who are entitled to and properly demand an appraisal of their shares of Memory Common Stock (such holders, together with the Roche Holders, “Excluded Holders”), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Memory Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i) Reviewed the financial terms and conditions of a draft as of November 24, 2008 of the Agreement;

(ii) Analyzed certain publicly available historical business and financial information relating to Memory;

(iii) Reviewed revenue forecasts and other data provided to us by Memory relating to Memory’s lead product candidate, R3487/MEM 3454, under alternative product development and commercialization scenarios and discussed with the senior management of Memory its assessment as to the relative likelihood of achieving the future financial results reflected in such forecasts under such scenarios;

(iv) Held discussions with members of the senior management of Memory with respect to the business and prospects of Memory, including the views of such management as to the liquidity needs of, and capital resources available to, Memory to fund its operations;

(v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Memory;

The Board of Directors
Memory Pharmaceuticals Corp.
November 24, 2008

(vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Memory;

(vii) Reviewed historical stock prices and trading volumes of Memory Common Stock; and

(viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Memory or concerning the solvency or fair value of Memory, and we have not been furnished with such valuation or appraisal. As you are aware, we have been advised, and we have assumed, with the consent of Memory, that R3487/MEM 3454 accounts for substantially all of the value of Memory. We further have been advised that, other than revenue forecasts for R3487/MEM 3454 referred to above, no financial forecasts relating to Memory beyond calendar year 2009 have been prepared by the management of Memory and, therefore, we have been advised to rely solely on such revenue forecasts for R3487/MEM 3454 for purposes of our financial analysis of Memory. With respect to such revenue forecasts, we have assumed, with the consent of Memory, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Memory as to the future financial performance of Memory under the alternative scenarios reflected therein. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We also have relied, with the consent of Memory, on the assessments of the management of Memory as to the validity of, and risks associated with, the product candidates of Memory (including, without limitation, the timing and probability of successful development, testing and marketing, and of approval by appropriate governmental authorities, of such product candidates).

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Memory Common Stock may trade at any time subsequent to the announcement of the Transaction.

In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions by Memory or Roche US. We also have assumed, with your consent, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We further have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Memory or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Memory obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any tender and support or other agreements or arrangements entered into in connection with, or otherwise contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC is acting as financial advisor to Memory in connection with the Transaction and will receive a fee for our services, a portion of which is payable in connection with the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, we have provided certain investment banking services to Memory unrelated to the Transaction, for which we have received and may receive compensation. In the ordinary course of their respective businesses, affiliates of Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade

The Board of Directors
Memory Pharmaceuticals Corp.
November 24, 2008

securities of Memory and certain affiliates of Roche US for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Memory and our opinion is rendered to the Board of Directors of Memory in connection with its evaluation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Memory might engage or the merits of the underlying decision by Memory to engage in the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Memory Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Memory Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Jason R. Bernhard
Jason R. Bernhard
Managing Director

ANNEX II

Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale
New Jersey 07645
(201) 802-7100

December 3, 2008

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

This Information Statement (this “Information Statement”) is being mailed on or about December 3, 2008, to the holders of record of common stock, par value $0.001 per share (the “Common Stock,” or, collectively, the “Shares”), of Memory Pharmaceuticals Corp., a Delaware corporation (“Memory”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder, in connection with the possible designation of certain persons by Hoffmann-La Roche Inc., a New Jersey corporation (“Roche”), to Memory’s Board of Directors (the “Board”).

This Information Statement relates to a tender offer by 900 North Point Acquisition Corporation, a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Roche, disclosed in a Tender Offer Statement on Schedule TO, dated December 3, 2008 (as amended or supplemented from time to time), to purchase all outstanding Shares at a purchase price of $0.61 per Share (the “Merger Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2008 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made in accordance with the Agreement and Plan of Merger, dated as of November 25, 2008, among Roche, Merger Sub and Memory (the “Merger Agreement”). All descriptions of the Merger Agreement in this Information Statement are qualified in their entirety by reference to the complete text of the Merger Agreement. A copy of the Merger Agreement has been filed with the SEC as Exhibit 2.1 to the Current Report on Form 8-K filed by Memory on November 25, 2008 and is incorporated herein by reference.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into Memory (the “Merger”), with Memory continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger, each Share (other than Shares held by Memory as treasury stock, owned by Roche, Merger Sub or any subsidiary of Roche or Memory or Shares held by any stockholder of Memory who is entitled to and properly exercises appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the price per share paid in the Offer without interest and less any required withholding taxes, and all the Shares shall cease to be outstanding, shall automatically be cancelled and shall cease to exist.

The Merger Agreement provides that from and after the date that Shares are first accepted for payment by Merger Sub under the Offer, Roche will be entitled to designate a number of Memory’s directors (the “Roche Designees”), rounded up to the next whole number, on the Board, equal to the total number of directors on the Board (after giving effect to the directors appointed as a result of designation by Roche) multiplied by the percentage of Shares beneficially owned by Roche and/or Merger Sub relative to the total number of outstanding Shares. Under the terms of the Merger Agreement, Memory will use its reasonable best efforts to effect the appointment of the Roche Designees to the Board.

In addition, the Merger Agreement provides that Memory will also use its reasonable best efforts to cause the Roche Designees to constitute the number of members, rounded up to the next whole number, on each committee of the Board that represents the same percentage as the Roche Designees represent on the Board.

Notwithstanding the foregoing, the Merger Agreement provides that if Roche exercises its right to appoint directors to the Board, the Board and each committee of the Board will be comprised of at least the number of independent directors as may be required by applicable law and/or the rules of The NASDAQ Capital Market.

Following the election or appointment of the Roche Designees to the Board and until the consummation of the Merger (the “Effective Time”), the approval of a majority of the directors of Memory then in office who were not designated by Roche shall be required to authorize (and such authorization shall constitute the authorization of the Board):

•	any amendment or termination of the Merger Agreement by Memory;

•	any extension of the time for performance of obligations or action by Roche or Merger Sub under the Merger Agreement;

•	any waiver of compliance with any of the conditions or agreements contained in the Merger Agreement for the benefit of Memory;

•	any agreement between Memory and Roche, Merger Sub or any of their respective affiliates; or

•	the taking of any action by Memory that would prevent or materially delay the consummation of the Merger.

From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the DGCL, the directors of Merger Sub at the Effective Time will be the directors of the Surviving Corporation and the officers of Memory at the Effective Time will be the officers of the Surviving Corporation.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Roche Designees to the Board.

YOU ARE URGED TO READ THIS ENTIRE INFORMATION STATEMENT CAREFULLY. PLEASE NOTE THAT WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY MEMORY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

The information contained in this Information Statement (including information incorporated in this Information Statement by reference) concerning Roche, Merger Sub and the Roche Designees has been furnished to Memory by Roche, and Memory assumes no responsibility for the accuracy or completeness of such information.

INFORMATION CONCERNING MEMORY

As of December 1, 2008, Memory had 82,243,050 shares of common stock issued and outstanding. Memory’s Board currently consists of ten members.

Each record holder of Memory Common Stock is entitled to cast one vote on matters requiring stockholder action, in person or by proxy, for each share of Memory Common Stock held. Normally, the election of directors requires the vote of a plurality of the votes entitled to vote and actually voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors.

Business

Memory is a biopharmaceutical company focused on the discovery and development of innovative drug candidates for the treatment of a broad range of central nervous system (CNS) conditions, many of which exhibit significant impairment of memory and other cognitive functions. These conditions include neurological diseases associated with aging, such as Alzheimer’s disease, and also include certain psychiatric disorders such as schizophrenia. Although therapies for the treatment of Alzheimer’s disease have been available for a number of years, many of the approved drugs for this disorder are not effective in a large number of patients and can produce significant side effects. In addition, while there are therapies available to treat the positive and negative symptoms of schizophrenia, there are currently no approved drugs for the treatment of cognitive impairment associated with schizophrenia (CIAS).

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director, officer or affiliate of Memory, any owner of record or beneficially of more than five percent of Memory’s Common Stock, or any associate of any such director, officer, affiliate of Memory, or security holder is an adverse party to Memory or any of its subsidiaries or has a material interest adverse to Memory or any of its subsidiaries.

ROCHE DESIGNEES

Roche has informed Memory that it intends to choose the Roche Designees for Memory’s Board from the list of persons set forth in the table below. The following table, prepared from information furnished to Memory by Roche, sets forth the name, age and present principal occupation, along with the business experience for the last five years, with respect to each individual who may be designated by Roche as one of its designees.

Roche has also informed Memory that each of the individuals listed below has consented to act as a director of Memory if so appointed or elected. If necessary, Roche may choose additional Roche Designees, subject to the requirements of Rule 14f-1 under the Exchange Act.

The business address of each person listed below is 340 Kingsland Street, Nutley, New Jersey 07110 and their telephone number at that address is (973) 235-5000, except for Frank J. D’Angelo and Bruce Resnick, whose business address is c/o Roche Finance USA Inc., 150 Clove Road, Little Falls, New Jersey 07424 and their telephone number at that address is (973) 284-6132, and Peter Eisenring, Andreas Knierzinger and Beat Kraehenmann whose business address is c/o F. Hoffmann-La Roche Ltd at Grenzacherstrasse 124, CH-4070 Basel (Switzerland) and their telephone number at that address is +41-61-688-1111.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment

Gerald Bohm	55	Mr. Bohm has served as Senior Corporate Counsel of Roche since 2008 and Senior Counsel of Roche since 1996.
Frank J. D’Angelo	61	Mr. D’Angelo has served as the President of Roche Finance USA Inc. since 1996.
James A. Dougherty	50	Mr. Dougherty has served as the Business Development Director of Roche since 2002.
Peter Eisenring	47	Mr. Eisenring has been Head of the Tax and Insurance Group of F. Hoffmann-La Roche Ltd since November 1999.
Frederick C. Kentz III	56	Mr. Kentz has been Vice President and General Counsel of Roche since 1995.
Andreas Knierzinger	54	Mr. Knierzinger has been Group Treasurer of F. Hoffmann-La Roche Ltd since 2003. Prior to that he served as Head of the Corporate Development from 1999 to 2002.
Beat Kraehenmann	51	Dr. Kraehenmann has been Deputy Director of the Corporate Legal Department at F. Hoffmann-La Roche Ltd since before 2000. He has also served from November 2000 to July 2003 as Secretary and from February 2001 to July 2003 as Member of the Board of Directors of Basilea Pharmaceutica Ltd.
David P. McDede	51	Mr. McDede has served as Vice President and Treasurer of Roche since 2003.
Bruce Resnick	46	Mr. Resnick has served as Tax Counsel to Roche Finance USA Inc. since 1996.
Nigel Sheail	43	Mr. Sheail has served as Head of Global Licensing of F. Hoffmann-La Roche Ltd since 1998.
Daniel Zabrowski	49	Mr. Zabrowski has served as the Global Head of Pharma Partnering of Roche since 2007.

Roche has advised Memory that none of the Roche Designees or any of their affiliates (i) has a familial relationship with any directors or executive officers of Memory, or (ii) has been involved in any transactions with Memory or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC except as may be disclosed herein.

Roche has advised Memory that none of the Roche Designees during the past five years, has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order with respect to engaging in any type of business practice or enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or federal commodities laws, or a finding of any violation of federal or state securities laws.

CURRENT BOARD OF DIRECTORS OF MEMORY

The following table sets forth information as of December 1, 2008 with respect to Memory’s directors.

Name	Age	Position

Paul Blake, M.D.	60	Director
Anthony B. Evnin, Ph.D.	67	Director
Jonathan J. Fleming	51	Director
Walter Gilbert, Ph.D.	76	Director
Vaughn M. Kailian	64	President and Chief Executive Officer and Director
Robert I. Kriebel	66	Director
David A. Lowe, Ph.D.	62	Chief Scientific Officer and Director
Michael E. Meyers, M.P.H.	40	Director
James R. Sulat	58	Director
Peter F. Young	58	Director

Paul Blake, M.D. has served as one of Memory’s directors since November 2007. Dr. Blake has served as the Senior Vice President and Chief Medical Officer of AEterna Zentaris Inc., a bio-pharmaceutical company since August 2007. Previously, Dr. Blake was Senior Vice President, Clinical Research and Development for Avigenics Inc. from January 2007 to July 2007. From 2001 to 2006, Dr. Blake was with Cephalon, Inc., first as Senior Vice President, Clinical Research and Regulatory Affairs, from 2001 to 2005 and then as Executive Vice President, Worldwide Medical and Regulatory Operations, from 2005 to 2006. From 1999 to 2001, Dr. Blake was the Chief Medical Officer for MDS Proteomics, Inc., a division of MDS International. Previously, he was Senior Vice President and Medical Director for SmithKline Beecham Pharmaceuticals with responsibility for its worldwide clinical research and development operations. Dr. Blake received his M.D. and B.S. at London University and is a fellow of the American College of Clinical Pharmacology and the Royal College of Physicians in the United Kingdom.

Anthony B. Evnin, Ph.D. has served as one of Memory’s directors since December 1998. Dr. Evnin is a General Partner of Venrock, a venture capital firm, where he has been a Partner since 1975. He is currently a member of the Board of Icagen, Inc., Infinity Pharmaceuticals, Inc., and Sunesis Pharmaceuticals, Inc., as well as serving on the Board of a number of privately-held companies. Dr. Evnin received an A.B. from Princeton University and a Ph.D. in Chemistry from the Massachusetts Institute of Technology.

Jonathan J. Fleming is one of Memory’s co-founders and is the Chairman of Memory’s Board. Mr. Fleming served as Chairman from January 1998 to May 2005 and assumed the position again in October 2006. Mr. Fleming has served as the Managing Partner of Oxford Bioscience Partners, a venture capital firm specializing in life science technology since 1996. Prior to joining Oxford Bioscience, he served as a Founding Partner of MVP Ventures in Boston, Massachusetts. Mr. Fleming serves as a member of the board of directors of Imcor Pharmaceutical Co. (formerly Photogen Technologies, Inc.), a specialty pharmaceutical company focused on developing medical imaging pharmaceutical products. He also serves as Chairman of the board of directors of BioProcessors Corporation, a privately-held corporation, and as a director of seven other privately-held companies, including Leerink Swann & Company, Inc., a Boston-based investment bank specializing in health care companies. Mr. Fleming is a Trustee of the Museum of Science in Boston and is a Senior Lecturer at the Massachusetts Institute of Technology’s Sloan School of Management. Mr. Fleming received a B.A. from the University of California, Berkeley and a Masters in Public Administration from Princeton University.

Walter Gilbert, Ph.D. is one of Memory’s co-founders and has served as one of Memory’s directors and as a member of Memory’s Scientific Advisory Board since Memory’s inception. Dr. Gilbert has served as a Managing Director and General Partner of BioVentures Investors II, a venture capital firm, since 2002. Dr. Gilbert has also served as the Carl M. Loeb University Professor Emeritus at Harvard University since 1985. He was a founder of Biogen, Inc. and from 1981 to 1985 served as its Chairman and Chief Executive Officer. Dr. Gilbert was also a co-founder of Myriad Genetics, Inc., where he has served as a director and Vice Chairman of the board of directors since 1992. Dr. Gilbert also serves as a director of three privately-held companies. Among other honors, Dr. Gilbert was awarded the Nobel Prize in Chemistry in 1980 for his contributions to the development of DNA sequencing methodology and he was elected a Member of the National Academy of Science in 1976. Dr. Gilbert received an A.B. (summa cum laude) from Harvard College, an M.A. from Harvard University, and a Ph.D. in Mathematics from Cambridge University.

Vaughn M. Kailian was elected to Memory’s Board in October 2006 in connection with Memory’s 2006 private placement and has served as Memory’s President and Chief Executive Officer since February 2008. Mr. Kailian has also served as a General Partner of MPM Capital L.P. since 2005. From February 2002 to December 2004, he served as Vice Chairperson of Millennium Pharmaceuticals, Inc. and as head of the Millennium commercial organization. From 1990 to 2002, Mr. Kailian was the Chief Executive Officer, President, and a director of COR Therapeutics, Inc. From 1967 to 1990, he was employed by Marion Merrell Dow, Inc., and its predecessor companies in various international and domestic management, marketing and sales positions, including President and General Manager of Merrell Dow USA and Corporate Vice President of Global Commercial Development of Marion Merrell Dow, Inc. Mr. Kailian serves as a director of Cephalon, Inc. and NicOx, S.A., and several privately-held companies. Mr. Kailian also serves as a director of BIO Ventures for Global Health and the New England Healthcare Institute, both not-for-profit organizations. Mr. Kailian received a B.A. from Tufts University.

Robert I. Kriebel has served as one of Memory’s directors since December 2004. Mr. Kriebel was Senior Vice President and Chief Financial Officer of Neose Technologies, Inc., a biopharmaceutical company from 2002 to 2005. From 1991 to 1999, he held various positions at U.S. Bioscience, Inc., most recently as Executive Vice President, Chief Financial Officer and Director. From 1974 to 1990, Mr. Kriebel held various positions with Aventis Inc. (formerly Rhone-Poulenc Rorer Inc.). From 1987 to 1990, he was Vice President and Controller of Armour Pharmaceutical Company, a subsidiary of Rorer Group Inc. In 1986, Mr. Kriebel was Vice President-Investor Relations of Rorer Group Inc. and from 1979 to 1985, he was Treasurer of Rorer Group Inc. Mr. Kriebel received a B.S. from Roanoke College. Mr. Kriebel is also a member of the Board and chairman of the Audit Committee at Elixir Pharmaceuticals.

David A. Lowe, Ph.D. has served as Memory’s Chief Scientific Officer since October 2004 and as one of Memory’s directors since April 2005. From 2002 to 2004, Dr. Lowe served as Executive Vice President and Chief Scientific Officer at Fidelity Biosciences Group, a division of Fidelity Investments, where he was responsible for evaluating private equity investment opportunities in early and mid-stage biopharmaceutical companies, focusing primarily on companies that target central nervous system diseases. During this time, Dr. Lowe also served as President and Chief Executive Officer of EnVivo Pharmaceuticals Inc., a drug-discovery company financed by Fidelity Biosciences. From 2000 to 2002, Dr. Lowe served as Vice President and Therapeutic Area Head, Central Nervous System at Roche Bioscience. From 1995 to 2000, Dr. Lowe served as Vice President and Global Head of Central Nervous System Research, Pharmaceutical Division at Bayer AG. Dr. Lowe is the author/co-author of more than 50 scientific publications and is listed as an inventor on several pending patent applications. Dr. Lowe received a B.Sc. (Hons.) from the University of Bristol and a Ph.D. in Neurobiology from the University of Leeds.

Michael E. Meyers, M.P.H. has served as one of Memory’s directors since March 2002. Since December 2007, Mr. Meyers has served as the Managing Partner of Arcoda Capital Management LP, an asset management firm specializing in global healthcare investments. He served as a Partner and Portfolio Manager with Golden Tree Asset Management, L.P from October 2006 to April 2007. From 2002 until 2006, Mr. Meyers served as a Managing Partner of Trivium Capital Management LLC. From 2000 to 2003, Mr. Meyers served as a Managing Director and Partner of Global Biomedical Partners, a life sciences venture capital firm. From 1997 to 2000, Mr. Meyers served as Director, Biotechnology and Pharmaceutical Investment Banking at Merrill Lynch & Co. From 1993 to 1997, Mr. Meyers served as Vice President, Health Care Investment Banking at Cowen & Company. Mr. Meyers received an A.B. from Brandeis University and a Master of Public Health in Health Policy and Management from Columbia University.

James R. Sulat served as Memory’s Chief Financial Officer from February 2008 to October 2008 and served as Memory’s President and Chief Executive Officer from May 2005 until February 2008. Mr. Sulat has also served as one of Memory’s directors since May 2005. From May 2003 to February 2004, Mr. Sulat served as the Senior Executive Vice President of Moore Wallace Incorporated. Following the acquisition of Moore Wallace by R.R. Donnelley and Sons Company in February 2004, Mr. Sulat became Chief Financial Officer of R.R. Donnelley and served in that position until May 2004. Mr. Sulat serves as a director of Maxygen, Inc., Momenta Pharmaceuticals, Inc. and Intercell AG. Mr. Sulat received a B.S. from Yale University, and an M.B.A. and an M.S. in Health Services Administration from Stanford University.

Peter F. Young has served as one of Memory’s directors since September 2004. Mr. Young has served as President and Chief Executive Officer of Intranasal Therapeutics, Inc. since March 2007. From 1999 until 2006, Mr. Young served as President and Chief Executive Officer of AlphaVax, Inc. From 1989 to 1999, Mr. Young was with Glaxo Wellcome, where he led the growth of Glaxo’s HIV portfolio, first as Vice-President, HIV & Opportunistic Infection Therapeutic Development & Product Strategy and then as Vice-President, HIV & Hepatitis, Global Commercial Development. He previously held various management positions with Abbott International and Glaxo, both internationally and in the United States. Mr. Young received a B.A. and an M.B.A. from Indiana University.

Director Independence

Memory’s Board has determined that Messrs. Fleming, Kriebel, Meyers, and Young, and Drs. Blake, Evnin and Gilbert are each an “independent director” as such term is defined in NASDAQ Marketplace Rule 4200(a)(15) and the rules of the SEC.

Attendance at Board and Committee Meetings

Memory’s Board held eight meetings during the year ended December 31, 2007. Each director attended or participated in 75% or more of the meetings of the Board and the meetings of committees of the Board on which such director served during 2007. While the Board has not adopted a formal policy regarding director attendance at the meetings of stockholders, the Board typically schedules one of its quarterly meetings on the day of the annual meeting and the Board plans to continue this practice in the future. Memory’s directors, therefore, are encouraged to attend Memory’s annual meetings of stockholders. All of Memory’s directors attended Memory’s 2007 Annual Meeting of Stockholders.

Committees of the Board

The Board has a standing Audit Committee, Compensation Committee and Nominations Committee. Each of these committees is comprised solely of independent directors. The following lists the members of each committee as well as the primary responsibilities of each committee.

Audit Committee

We have an Audit Committee, currently comprised of Messrs. Kriebel (Chairman) and Young and Dr. Evnin. Memory’s Board has determined that each member of the Audit Committee is an “independent director” as such term is defined in NASDAQ Marketplace Rule 4200(a)(15) and that Mr. Kriebel is an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. The Audit Committee held seven meetings during the year ended December 31, 2007.

The Audit Committee is responsible for the oversight of: Memory’s accounting and financial reporting principles and policies and Memory’s internal controls and procedures; Memory’s financial statements and financial information to be provided to Memory’s stockholders; the independence, qualifications and performance of Memory’s independent registered public accounting firm and the independent audit; Memory’s disclosure controls and procedures and Memory’s code of ethics; the review of Memory’s financial risk exposures and steps taken by Memory to monitor and control such exposures, including the review of any policies related to financial risk assessment and management; the review of Memory’s investment policies; and Memory’s compliance with legal and regulatory requirements. Memory’s independent registered public accounting firm reports directly to the Audit Committee and the Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting). The Audit Committee also has the authority to retain independent legal, accounting or other advisors. The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee works closely with management as well as with Memory’s independent registered public accounting firm. The Audit Committee operates pursuant to a charter, which has been duly adopted by the Board. A copy of the charter is available on Memory’s website at www.memorypharma.com under the “Investors” tab.

Compensation Committee

The Compensation Committee, currently comprised of Messrs. Fleming (Chairman) and Meyers and Dr. Evnin, held three meetings during the year ended December 31, 2007. The Compensation Committee is responsible for reviewing, approving and making recommendations to the Board with respect to: the compensation of Memory’s directors, Memory’s Chief Executive Officer and Memory’s other executive officers; and the adoption, modification or termination of incentive-compensation plans and equity-based plans. The Compensation Committee also oversees the administration of Memory’s equity-based plans, which includes interpreting the terms thereof and granting options and making stock awards thereunder.

The Compensation Committee has the authority to commission compensation surveys and to retain consultants to assist in evaluating executive officer compensation. The Compensation Committee also has the authority to retain independent legal, accounting or other advisors. The Compensation Committee operates pursuant to a charter, which has been duly adopted by the Board. A copy of the charter is available on Memory’s website at www.memorypharma.com under the “Investors” tab.

Nominations Committee

The Nominations Committee, currently comprised of Dr. Evnin (Chairman) and Mr. Fleming, held three meetings during the year ended December 31, 2007. The Nominations Committee is responsible for: reviewing with the Board, on an annual basis, the requisite skills and criteria for new Board members, as well as the composition of the Board as a whole; identifying and nominating Board members; recommending to the Board the directors to be appointed to each committee of the Board and as the Chair of each committee; and overseeing an annual self-evaluation of the Board.

The Nominations Committee has the authority to retain search firms to be used to identify director nominees and also has the authority to retain independent legal, accounting or other advisors. The Nominations Committee operates pursuant to a charter, which has been duly adopted by the Board. A copy of the charter is available on Memory’s website at www.memorypharma.com under the “Investors” tab.

Audit Committee Report

The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: (i) Memory’s accounting and financial reporting principles and policies and its internal controls and procedures; (ii) Memory’s financial statements and financial information to be provided to the stockholders; and (iii) the independence, qualifications and performance of Memory’s independent registered public accounting firm and the independent audit.

The Audit Committee is comprised of Messrs. Kriebel and Young and Dr. Evnin, each of whom has been determined to be independent by the Board. Upon review of Mr. Kriebel’s background and experience, the Board has designated Mr. Kriebel as Memory’s audit committee financial expert. The Board has adopted a written charter for the Audit Committee, which was amended in February 2008. A copy of the charter may be viewed on Memory’s website at http://www.memorypharma.com under the “Investors” tab.

KPMG LLP, an independent registered public accounting firm (“KPMG”), was the principal accountant engaged to audit the financial statements of Memory for the year ended December 31, 2007. The Audit Committee has reviewed and discussed those audited financial statements with Memory’s management and KPMG. The Audit Committee has also discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Audit Committee has received the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee has discussed with KPMG its independence from Memory.

Based on the foregoing review and discussions, the Audit Committee recommended to the Board that Memory’s audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 28, 2008.

Members of the Audit Committee

Robert I. Kriebel (Chairman)
Anthony B. Evnin, Ph.D.
Peter F. Young

Director Qualifications and Director Nomination Process

Qualifications for Director Candidates

The Nominations Committee and the Board do not believe that it is in Memory’s best interests to establish rigid criteria for the selection of prospective director candidates. Rather, the Nominations Committee and the Board recognize that the challenges and needs Memory faces will change over time and, accordingly, believe that the selection of director candidates should be based on skill sets relevant to the issues Memory faces or are likely to face at the time of nomination. As a result, the priorities and emphasis of the Nominations Committee and of the Board may change from time to time to take into account changes in business and other trends, as well as the portfolio of skills and experience of current and prospective members of Memory’s Board. At the same time, the Nominations Committee and the Board strongly believe that Memory benefits from diversity in age, skills, background and experience. We therefore seek director candidates who, in addition to general management experience and business knowledge, possess an expertise in one or more of the following areas: business, medicine, scientific research, drug discovery and development, health care, pharmaceuticals, finance, law, corporate governance, risk assessment, and investor relations. In addition, there are certain general attributes that the Nominations Committee and the Board believe all prospective director candidates must possess in order to be recommended to the Board, including:

•	a commitment to professional integrity and ethics;

•	demonstrated leadership ability and the ability to exercise sound business judgment;

•	independence from conflicts of interest or direct economic relationship with Memory; and

•	a willingness to devote the required amount of time to attend Board and committee meetings and to otherwise carry out the duties and responsibilities of Board membership.

Other than the foregoing, there are no stated minimum criteria for director candidates. The Nominations Committee will ensure that at all times, at least a majority of the members of Memory’s Board meet the definition of “independent director” under The NASDAQ Stock Market qualification standards and that director candidates also meet the specific requirements set forth in the rules of The NASDAQ Stock Market and in the rules of the SEC regarding membership on a committee of the Board.

In considering re-nomination criteria, the Nominations Committee reviews each director’s past attendance at meetings and participation in and contributions to the activities of the Board, as well as whether the director’s qualifications and skills are consistent with Memory’s current needs and whether the director is willing to continue in service. If any member of Memory’s Board does not wish to continue in service or if Memory’s Board decides not to nominate a member for re-election, the Nominations Committee will identify the skills and experience desired in a new director candidate.

Identification and Evaluation of Director Candidates

The Nominations Committee uses a variety of methods for identifying director candidates. The Nominations Committee may receive suggestions for potential director candidates from current members of the Board, Memory’s executive officers or other sources, which may be either unsolicited or in response to requests from the Nominations Committee for such candidates. The Nominations Committee may also, from time to time, engage firms that specialize in identifying and evaluating potential director candidates. As described below, the Nominations Committee will also consider candidates recommended by stockholders.

The Nominations Committee regularly assesses the appropriate size and composition of the Board as a whole, the needs of the Board and the respective committees of the Board, and the qualification of director candidates in light of these needs. Once an individual has been identified by the Nominations Committee as a potential director candidate, the Nominations Committee makes an initial determination as to whether to conduct a full evaluation of the prospective director candidate based upon various factors, including, but not limited to: the information submitted with the nomination, the Board’s own knowledge of the prospective director candidate, and whether the prospective director candidate could satisfy the minimum criteria established by the Nominations Committee. The Nominations Committee then decides whether to do a comprehensive evaluation of a prospective director candidate, which includes one or more interviews with the candidate. In addition, the Nominations Committee may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate’s accomplishments. After completing its evaluation, the Nominations Committee makes its recommendation to the full Board as to any person it determines should be considered by the Board. The Board then considers and designates its nominees.

Stockholder Recommendations of Director Candidates

The Nominations Committee does not have a formal policy regarding consideration of director candidates recommended by stockholders. The Nominations Committee will consider director candidates suggested by Memory’s stockholders, provided that the recommendations are made in accordance with the procedures required under Memory’s Amended and Restated Bylaws and described in the Proxy Statement filed with the SEC by Memory on Schedule 14A on May 15, 2008 in the section titled “Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Stockholders,” and incorporated herein by reference. Stockholder nominees whose nominations comply with these procedures and who meet the criteria outlined above will be evaluated by the Nominations Committee in the same manner as nominees of the Nominations Committee.

Compensation of Directors

The non-employee members of Memory’s Board are reimbursed for travel, lodging and other reasonable expenses incurred in attending Board or committee meetings. In addition, Memory’s non-employee directors receive cash compensation for their service as a member of Memory’s Board and its committees as described below. All quarterly fees are payable at the end of each calendar quarter. The following chart lists the members of each committee of Memory’s Board as of December 31, 2007.

Audit Committee	Compensation Committee	Nominations Committee

Anthony B. Evnin, Ph.D.	Anthony B. Evnin, Ph.D.	Anthony B. Evnin, Ph.D.*
Robert I. Kriebel*	Jonathan J. Fleming*	Jonathan J. Fleming
Peter F. Young	Michael E. Meyers, M.P.H.	Vaughn M. Kailian **

*	Committee Chairman

**	Mr. Kailian tendered his resignation from the Nominations Committee upon his appointment as President and Chief Executive Officer, which was effective as of February 7, 2008.

DIRECTOR COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2007

The following table provides certain information concerning fees earned by each of Memory’s non-employee directors in the year ended December 31, 2007.

	Fees Earned		All Other
	or Paid in	Option	Compensation	Total
Name	Cash ($)	Awards ($)(1)	($)	($)

Paul Blake, M.D.(2)	5,000	7,843	—	12,843
Anthony B. Evnin, Ph.D.	45,250	20,884	—	66,134
Jonathan J. Fleming	45,250	20,884	—	66,134
Walter Gilbert, Ph.D.(3)	17,500	20,884	9,000	47,384
Vaughn M. Kailian(4)	19,250	13,041	—	32,291
Robert I. Kriebel	55,000	32,427	—	87,427
Michael E. Meyers, M.P.H.	20,500	20,884	—	41,384
Peter F. Young	33,500	31,682	—	65,182

(1)	This column represents the amount Memory has expensed during 2007 under FAS 123R for outstanding stock option awards granted in 2007 and in previous fiscal years. These award fair values have been determined based on the assumptions set forth in Note 6-“Stock Based Compensation” to the financial statements for the year ended December 31, 2007. As of December 31, 2007: (i) Messrs. Fleming, Kriebel, Meyers, Young and Dr. Evnin each held stock options to purchase an aggregate of 50,000 shares of common stock, (ii) Dr. Gilbert held stock options to purchase an aggregate of 80,000 shares of common stock, (iii) Mr. Kalian held stock options to purchase an aggregate of 30,000 shares of common stock, and (iv) Dr. Blake held a stock option to purchase 20,000 shares of common stock.

(2)	On November 9, 2007, Dr. Blake was elected to Memory’s Board. In connection with his election, he received a stock option to purchase 20,000 shares of Memory’s common stock under the Formula Option Grant Program of Memory’s Amended and Restated 2004 Stock Incentive Plan (the “2004 Plan”). The stock option has an exercise price of $0.90 per share, the closing price of Memory’s common stock on The NASDAQ Global Market on the grant date. The stock option has a grant date fair value of $0.69 per share. The stock option vests over three years, with 33% of the underlying shares vesting on the first anniversary of the grant date and the remainder vesting quarterly over the following two years.

(3)	In 2007, Dr. Gilbert received $9,000 for his service as a member on Memory’s Scientific Advisory Board (SAB) and was granted a stock option to purchase 10,000 shares of Memory’s common stock. The stock option has an exercise price of $3.57 per share, the closing price of Memory’s common stock on The NASDAQ Global Market on the grant date, January 23, 2007, and vests quarterly over a two-year period. The stock option has a grant date fair value of $2.64 per share. Dr. Gilbert is compensated for his service as a member on Memory’s SAB on the same terms as the other members of the SAB.

(4)	Mr. Kailian was appointed as President and Chief Executive Officer of Memory as of February 7, 2008 and, since that time, has not received compensation payable to non-employee directors.

Standard Board Fees and Option Grants

Members of Memory’s Board receive the following standard fees and option grants for service on the Board and each of its committees.

Board

The Chairman of Memory’s Board receives $6,000 per calendar quarter and each of Memory’s non-employee directors receives $3,000 per calendar quarter. Each of Memory’s non-employee directors also receives $1,000 for each regular or special Board meeting attended by such director in person and $500 for each regular or special Board meeting attended by such director by teleconference.

Audit Committee

In addition to receiving fees for service as a director, the Chairman of the Audit Committee receives $7,500 per calendar quarter and the other members of the Audit Committee receive $2,500 per calendar quarter. Each member of the Audit Committee also receives $2,000 for each regular or special Audit Committee meeting attended by such member in person and $1,000 for each regular or special Audit Committee meeting attended by such member by teleconference.

Compensation Committee

In addition to receiving fees for service as a director, the Chairman of the Compensation Committee receives $3,125 per calendar quarter and the other members of the Compensation Committee receive $625 per calendar quarter. Each member of the Compensation Committee also receives $1,000 for each regular or special Compensation Committee meeting attended by such member in person and $500 for each regular or special Compensation Committee meeting attended by such member by teleconference.

Nominations Committee

In addition to receiving fees for service as a director, the Chairman of the Nominations Committee receives $1,500 per calendar quarter and the other members of the Nominations Committee receive an additional $250 per calendar quarter. Each member of the Nominations Committee also receives $500 for each regular or special Nominations Committee meeting attended by such member in person and $250 for each regular or special Nominations Committee meeting attended by such member by teleconference.

Option Grants

Memory’s 2004 Plan provides a Formula Option Grant program for non-employee directors. Pursuant to this program, upon joining Memory’s Board, a non-employee director receives a stock option grant to purchase 20,000 shares of Memory’s common stock at an exercise price equal to the fair market value on that date (the “Initial Grant”). The Initial Grant vests over three years, with the first 33% vesting on the first anniversary of the grant date and the remainder vesting quarterly over the following two years. In addition, on the date of each annual meeting of Memory’s stockholders, all of Memory’s non-employee directors who have served on Memory’s Board for at least six months receive an additional automatic stock option grant to purchase 10,000 shares of Memory’s common stock at an exercise price equal to the fair market value on that date (the “Subsequent Grant”). The Subsequent Grant vests in one installment on the first anniversary of the grant date.

Each director who served as a director on April 5, 2004, the effective date of Memory’s initial public offering, automatically received a stock option to purchase 20,000 shares of Memory’s common stock at the fair market value on that date. These stock options vested over three years, with the first 33% vesting on the first anniversary of the grant date and the remainder vesting quarterly over the following two years.

INFORMATION CONCERNING EXECUTIVE OFFICERS

Memory’s executive officers are subject to annual appointment by the Board at its first meeting following Memory’s Annual Meeting of Stockholders. Set forth below is information regarding each of Memory’s executive officers as of December 1, 2008. Further information about Mr. Kailian and Dr. Lowe is presented above under the heading “Current Board of Memory.”

Name	Age	Position

Vaughn M. Kailian	64	President and Chief Executive Officer and Director
David A. Lowe, Ph.D.	62	Chief Scientific Officer and Director
Michael P. Smith	40	Chief Financial Officer
Stephen R. Murray, M.D., Ph.D.	46	Chief Medical Officer
Jzaneen Lalani	35	General Counsel and Corporate Secretary

Jzaneen Lalani has served as Memory’s General Counsel since February 2007 and as Memory’s Corporate Secretary since June 2004. From June 2004 to February 2007, Ms. Lalani served as Memory’s Vice President, Legal Affairs. From 2003 to 2004, Ms. Lalani was a member of the Corporate and Commercial Law Group at Kronish Lieb Weiner & Hellman LLP, where she worked with privately-held and publicly-traded companies on transactions including mergers and acquisitions, financings and securities offerings. From 1999 to 2003, Ms. Lalani was a member of the Business & Technology Group at Brobeck Phleger & Harrison LLP, where her practice also included representing emerging growth companies and newly-public companies. Ms. Lalani received a B.Sc. from Queen’s University, a LL.B. from the University of Victoria and a Masters of International Affairs and a Masters of Law from Columbia University.

Stephen R. Murray, M.D., Ph.D. has served as Memory’s Chief Medical Officer since August 2007. From April 2006 to August 2007, Dr. Murray served as Memory’s Vice President, Clinical Development. From 2001 to 2006, Dr. Murray was with Pfizer Pharmaceuticals, first as Medical Director at Pfizer Pharmaceutics Group (Indications: schizophrenia, bipolar disorder) from 2001 to 2004, and then as Senior Medical Director and Worldwide Medical Team Leader, Schizophrenia, at Pfizer Global Pharmaceuticals from 2004 to 2006. Prior to joining Pfizer, Dr. Murray was a psychiatrist in private practice for five years. Dr. Murray received a B.S. from the University of South Carolina and an M.D. and Ph.D. in molecular and cellular biology from the Medical University of South Carolina.

Michael P. Smith has served as Memory’s Chief Financial Officer since October 2008. From July 2006 to October 2008, Mr. Smith served as Memory’s Vice President, Business Development. From 2004 to 2006, he served as the Vice President of Business Development of QLT, Inc. From 1998 to 2004, Mr. Smith held several senior positions at Chiron Corporation, including Manager, Corporate Finance and Business Development and Director, Corporate Development. From 1996 to 1998, he served as Finance/Business Development Manager for Ascent Logic Corporation. From 1990 to 1994, Mr. Smith was a Senior Associate at Watson Wyatt Worldwide Consulting. Mr. Smith received a B.S. from the University of Virginia and an M.B.A. from the University of California at Berkeley.

EXECUTIVE COMPENSATION

The following table provides certain information concerning the compensation earned for the last two fiscal years by Memory’s Principal Executive Officer and Memory’s two other most highly compensated executive officers who were serving as executive officers as of December 31, 2007. We refer to the officers listed in the table below collectively as Memory’s “Named Executive Officers.”

SUMMARY COMPENSATION TABLE

				Option	All Other	Total
		Salary	Bonus	Awards	Compensation	Compensation
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	($)

James R. Sulat(4)	2007	408,750	—	468,057	—	876,807
President & Chief Executive Officer	2006	395,000	69,125	380,563	—	844,688

David A. Lowe, Ph.D.	2007	367,833	71,955	271,794	—	711,582
Chief Scientific Officer	2006	352,917	71,000	424,746	—	848,663
Michael P. Smith(5)	2007	259,167	50,700	88,318	156,510 (6)	554,695
Vice President,	2006	125,000	100,000 (7)	214,000	—	439,000
Business Development

(1)	Amounts in the “Bonus” column represent bonuses attributable to performance in the year shown. Bonuses are paid in the first quarter of the year subsequent to the year for which they were earned.

(2)	This column represents the amount Memory has expensed for the year shown under SFAS No. 123R for outstanding stock option awards granted in the year shown and in previous fiscal years. Award fair values have been determined based on the assumptions set forth in Note 6-“Stock Based Compensation” to the financial statements for the year ended December 31, 2007.

(3)	Does not include perquisites or personal benefits paid to Named Executive Officers unless the aggregate amount paid to a Named Executive Officer in the year shown was in excess of $10,000.

(4)	Mr. Sulat served as Memory’s President and Chief Executive Officer from May 2005 until February 2008, and as Memory’s Chief Financial Officer from February 2008 until October 2008.

(5)	Mr. Smith has served as Memory’s Chief Financial Officer since October 2008. From July 2006 to October 2008, he served as Memory’s Vice President, Business Development. Mr. Smith’s employment with Memory commenced in July 2006.

(6)	Includes $110,508 for reimbursement of relocation and temporary housing expenses and a $39,492 gross up payment for taxes incurred by Mr. Smith in connection with this reimbursement.

(7)	Includes a $50,000 sign-on bonus.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2007

The following table provides information as of December 31, 2007 regarding exercised and unexercised stock options held by each of Memory’s Named Executive Officers. During the year ended December 31, 2007, none of the Named Executive Officers exercised any of their stock options. Each of the stock options granted to Memory’s Named Executive Officers expires ten years after the date of the grant. Unless otherwise noted, the stock options vest in equal quarterly installments over a four-year period commencing on the date of grant.

		Number of	Number of
		Securities	Securities
		Underlying	Underlying	Option
		Unexercised	Unexercised	Exercise
	Option Grant	Options	Options (#)	Price	Option
Name	Date	(#) Exercisable	Unexercisable	($)	Expiration Date

James R. Sulat	05/17/2005	312,500	187,500	2.45	05/16/2015
	08/15/2005	295,312	229,688	2.24	08/14/2015
	01/23/2007	28,125	121,875	3.57	01/23/2017
	08/17/2007	15,625	234,375	2.30	08/16/2017
David A. Lowe, Ph.D.	10/01/2004	150,000 (1)	0	6.98	10/01/2014
	03/03/2005	68,750	31,250	5.03	03/03/2015
	05/12/2005	55,000 (1)	0	2.39	05/11/2015
	10/11/2005	42,500	42,500	2.38	10/10/2015
	03/03/2006	43,750	56,250	2.49	03/02/2016
	01/23/2007	37,500	162,500	3.57	01/23/2017
	08/17/2007	4,062	60,938	2.30	08/16/2017
Michael P. Smith	07/05/2006	46,875	103,125	1.31	07/04/2016
	09/29/2006	31,250	68,750	1.02	09/28/2016
	01/23/2007	11,250	48,750	3.57	01/23/2017
	08/17/2007	2,500	37,500	2.30	08/16/2017

(1)	Vest in equal quarterly installments over a two-year period commencing on the date of grant.

Executive Employment Agreements

Memory is a party to employment agreements with David A. Lowe, Ph.D., Michael P. Smith, Stephen R. Murray, M.D., Ph.D., Jzaneen Lalani, and James R. Sulat, Memory’s Chief Scientific Officer, Chief Financial Officer, Chief Medical Officer, General Counsel and Corporate Secretary, and former Chief Financial Officer and former President and Chief Executive Officer, respectively, that provide for benefits that would be paid in the event of a Change of Control (as defined below) of Memory pursuant to the terms of the agreements. The consummation of the Offer will constitute a Change of Control under these agreements and therefore could trigger the payment of the benefits described below. In addition, outstanding options held by any of the individuals named above will be cashed out pursuant to the Merger Agreement as described below under the heading “Acceleration of Options.”

For purposes of this section, the following definitions apply to the change of control provisions of the agreements discussed below:

A Change of Control shall be deemed to have occurred if Memory is consolidated with or acquired by another entity in a merger, sale of all or substantially all of Memory’s assets or shares of stock or otherwise (excluding (i) transactions solely for the purpose of reincorporating Memory in a different jurisdiction or recapitalizing or reclassifying Memory’s stock, or (ii) any merger or consolidation in which the stockholders of Memory immediately prior to such merger or consolidation continue to own at least a majority of the outstanding voting securities of Memory or the surviving entity after such merger or consolidation).

Memory has Cause to terminate any of the individuals named above if he or she (i) is convicted of a felony, which adversely affects his or her ability to perform Memory obligations or materially affects the business activities or goodwill of Memory, (ii) is willfully disloyal, deliberately dishonest, or breaches his or her fiduciary duty, (iii) breaches the terms of his or her employment agreement, materially breaches any provision of any confidentiality agreement with Memory or fails or refuses to carry out any material tasks or responsibilities for a period of more than thirty (30) days after receipt of written notice of such failure, or (iv) commits any act of fraud, embezzlement or deliberate disregard of a policy of Memory known to the executive officer or contained in a policy manual which results in material loss, damage or injury to Memory.

Each of the individuals named above is said to have Good Reason to resign from his or her employment if such resignation occurs within ninety (90) days of: (i) a material diminution in such individual’s responsibilities (provided that such diminution is not in connection with the termination of his or her employment for Cause), (ii) a change in such individual’s principal work location by more than 50 miles from Memory’s principal offices, or (iii) a reduction by Memory of such individual’s base salary, unless such reduction is pursuant to a general reduction in the salaries of Memory’s executive officers. In addition, (i) Mr. Smith is also said to have Good Reason should he be required to report to an individual in a position lower than Memory’s Chief Executive Officer and (ii) Mr. Sulat is also said to have Good Reason should he be required to report to an individual in a position lower than Memory’s Chief Executive Officer or he ceases to be a member of the board.

David A. Lowe, Ph.D., Chief Scientific Officer of Memory

Memory has an employment letter agreement with Dr. Lowe for an unspecified term that provides for an annualized base salary of $381,177. Dr. Lowe is also entitled to receive annual bonus payments that depend on Memory’s performance and his individual performance, in each case as determined by Memory’s Board. In the event that Memory terminates Dr. Lowe’s employment without Cause, or if he resigns for Good Reason within 18 months after a Change of Control, he is entitled to receive a severance amount equal to 12 months of his then-current base salary, less applicable deductions. Dr. Lowe is also entitled to receive continued medical and dental coverage for one year following his separation from service. If, within three months prior to, or within 18 months after, a Change of Control, (x) Memory terminates Dr. Lowe’s employment without Cause or (y) Dr. Lowe terminates his employment for Good Reason, Dr. Lowe’s unvested stock options will become fully vested.

Michael P. Smith, Chief Financial Officer of Memory

Memory has an employment letter agreement for an unspecified term with Mr. Smith under which he currently receives an annualized base salary of $268,060. Mr. Smith is also entitled to receive annual bonus payments that depend on Memory’s performance and his individual performance, in each case as determined by the Board. Mr. Smith’s target bonus is 30% of his base salary. In the event that Memory terminates Mr. Smith’s employment without Cause, or if he resigns for Good Reason within 18 months after a Change of Control, he is entitled to receive a severance amount equal to 12 months of his then-current base salary, less applicable deductions. Mr. Smith also will receive continued medical and dental coverage for one year following his separation from service. If, within three months prior to, or within 18 months after, a Change of Control, (x) Memory terminates Mr. Smith’s employment without Cause or (y) Mr. Smith terminates his employment for Good Reason, Mr. Smith’s unvested stock options will become fully vested.

Stephen R. Murray, M.D., Ph.D., Chief Medical Officer of Memory

Memory has an employment letter agreement with Mr. Murray for an unspecified term under which he currently receives an annualized base salary of $294,000. In the event that Memory terminates Mr. Murray’s employment without Cause, or if he resigns for Good Reason within 18 months after a Change of Control, he is entitled to receive a severance amount equal to 12 months of his then-current base salary, less applicable deductions. Mr. Murray also will receive continued medical and dental coverage for one year following his separation from service. If, within three months prior to, or within 18 months after, a Change of Control,

(x) Memory terminates Mr. Murray’s employment without Cause or (y) Mr. Murray terminates his employment for Good Reason, Mr. Murray’s unvested stock options will become fully vested.

Jzaneen Lalani, General Counsel and Corporate Secretary of Memory

Memory has an employment letter agreement with Ms. Lalani for an unspecified term under which she currently receives an annualized base salary of $283,764. In the event that Memory terminates Ms. Lalani’s employment without Cause, or if she resigns for Good Reason within 18 months after a Change of Control, she is entitled to receive a severance amount equal to 12 months of her then-current base salary, less applicable deductions. Ms. Lalani also will receive continued medical and dental coverage for one year following her separation from service. If, within three months prior to, or within 18 months after, a Change of Control, (x) Memory terminates Ms. Lalani’s employment without Cause or (y) Ms. Lalani terminates her employment for Good Reason, Ms. Lalani’s unvested stock options will become fully vested.

James R. Sulat, Former Chief Financial Officer, and Former President and Chief Executive Officer of Memory

Memory has an employment letter agreement with Mr. Sulat under which he is currently working on a one-half time basis and receives a base salary at an annualized full-time rate of $410,000. In the event that Mr. Sulat’s employment is terminated for any reason, other than by Memory for Cause, he will be entitled to receive, following termination, (i) severance equal to 12 months of his full-time base salary, (ii) the average of his annual bonuses for the three prior years in a lump sum, (iii) continued medical and dental coverage for one year, and (iv) accelerated vesting of 25% of his then unvested stock options. In the event that Memory terminates Mr. Sulat’s employment without Cause or he terminates his employment for Good Reason before December 31, 2008, Mr. Sulat will also be entitled to receive his then-current salary, continued vesting of his stock options and continued medical and dental coverage through December 31, 2008, in addition to the severance benefits described above. Notwithstanding the above, Mr. Sulat’s unvested stock options will become fully vested if, within three months prior to, or within 18 months after, a Change of Control, (x) Memory terminates Mr. Sulat’s employment without Cause or (y) Mr. Sulat terminates his employment for Good Reason. Any vested non-qualified stock options held by Mr. Sulat will remain exercisable until the later to occur of (i) ninety (90) days after the date of termination and (ii) January 15 of the calendar year immediately succeeding the date of termination.

Acceleration of Options

Pursuant to the Merger Agreement, all outstanding options, whether vested or unvested, will be cancelled upon consummation of the Merger. For each option that has an exercise price lower than the Merger Price per Share at the time of the Merger, the option holder will receive a payment equal to the option’s “spread” at the time of the Merger, subject to applicable withholding taxes. Accordingly, for any cancelled option with an exercise price lower than the Merger Price per Share, the option holder will receive an amount, for each Share subject to the option, equal to (i) the Merger Price per Share minus (ii) the exercise price of the option. If an option’s exercise price is greater than or equal to the Merger Price per Share, the option holder will receive no payment with respect to that option.

2007 Bonuses

The 2007 bonuses for Memory’s Named Executive Officers are shown in the Summary Compensation Table above. Determination of bonus amounts are made by the Compensation Committee after the end of the fiscal year and are based on the level of achievement of overall Memory objectives, which are set annually in collaboration with Memory’s Board, and individual objectives, which are set annually by Memory’s President and Chief Executive Officer together with each Named Executive Officer. Overall Memory objectives include research and development objectives and other corporate objectives. Individual objectives and weightings for each executive officer vary depending on the executive officer’s position and areas of responsibility and the executive officer’s contribution to Memory’s performance; provided that, the President and Chief Executive Officer’s bonus is determined solely with reference to Memory’s overall objectives. Mr. Sulat, in his prior roles as Chief Financial Officer, President and Chief Executive Officer, is eligible to receive an annual cash bonus of up to 35% of his annual base salary. For 2007, the Compensation Committee increased the bonus target for each of Memory’s other Named Executive Officers from 25% to 30% of such executive’s annualized base salary.

Memory’s Board assesses the level of overall achievement by Memory and Memory’s Compensation Committee assesses the individual performance levels of each Named Executive Officer (other than the President and Chief Executive Officer). Based on these assessments, annual bonuses may be above or below target bonus levels, at the discretion of the Compensation Committee.

For 2007, Memory’s research and development objectives included the commencement or completion of several clinical trials, the advancement of Memory’s development candidates, the identification of new development candidates from Memory’s preclinical development pipeline and the achievement of milestones under Memory’s collaborations. Memory’s other corporate objectives included raising additional financing, and further expanding Memory’s in-house clinical development team. For 2007, the Board determined that a substantial number of Memory’s objectives were met, but not all were achieved in the time frame that Memory had set. The Board further determined, however, that many of these objectives were achieved at a later point during the year or, with respect to particularly challenging objectives, Memory demonstrated significant progress towards their achievement. Based on these considerations, the Compensation Committee set 2007 bonus amounts as shown in the Summary Compensation Table.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to Memory with respect to the beneficial ownership of Memory’s Common Stock as of December 1, 2008 by (i) each of Memory’s directors, (ii) each of Memory’s Named Executive Officers, (iii) all of Memory’s directors and executive officers as a group, and (iv) each person (or group of affiliated persons) known by Memory to be the beneficial owner of more than 5% of Memory’s common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of stock options and warrants held by the respective person or group, which may be exercised within 60 days of December 1, 2008. For purposes of calculating each person or group’s percentage ownership, stock options and warrants exercisable within 60 days of December 1, 2008 are included for that person or group, but the stock options or warrants held by any other person or group are not included. Percentage of beneficial ownership is based on 82,243,050 shares of common stock outstanding as of December 1, 2008.

Unless otherwise indicated and subject to applicable community property laws, to Memory’s knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address of each person listed on the table is c/o Memory Pharmaceuticals Corp., 100 Philips Parkway, Montvale, New Jersey 07645.

	Shares Beneficially
	Owned*
	Number of	Percent
Name of Beneficial Owner	Shares	(%)

Directors and Named Executive Officers
Paul Blake, M.D.†(1)	6,600	*
Anthony B. Evnin, Ph.D.†(2)	3,866,446	4.70
Jonathan J. Fleming†(3)(13)	7,148,701	8.62
Walter Gilbert, Ph.D.†(4)	288,135	*
Vaughn M. Kailian†(5)(15)	14,527,598	17.66
Robert I. Kriebel†(6)	56,750	*
David A. Lowe, Ph.D.†(7)	648,650	*
Michael E. Meyers, M.P.H.†(8)	127,432	*
Michael P. Smith†(9)	239,960	*
James R. Sulat†(10)	1,364,360	1.64
Peter F. Young†(11)	50,000	*
All current directors and executive officers as a group (13 persons)(12)	28,854,697	33.21
Five Percent Stockholders
Oxford IV Entities†(13)	4,552,630	5.47
Great Point Entities(14)	9,845,200	11.97
MPM Entities†(15)	14,138,993	17.19
The Stanley Medical Research Institute(16)	9,879,059	11.99

*	Represents less than 1%.

†	Each of Memory’s directors and executive officers, as well as their affiliates, including the Oxford IV Entities and the MPM Entities (collectively, the “Tendering Stockholders”), have entered into a Stockholder Tender and Support Agreement, dated as of November 25, 2008, with Roche (the “Tender Agreement”), pursuant to which each Tendering Stockholder agreed, among other things, to tender all shares of Common Stock beneficially owned by him or her pursuant to the Offer (excluding shares subject to unexercised stock options or warrants), to vote such shares in favor of the adoption of the Merger Agreement at any meeting of Memory’s stockholders and to grant to Roche an irrevocable proxy to vote such shares in favor of the Merger Agreement. The shares subject to the Tender Agreement represent approximately

29.5% of the total outstanding shares of Memory. Each Tendering Stockholder may withdraw his or her shares from the Offer or revoke his or her proxy only if the Tender Agreement is terminated in accordance with its terms. The foregoing summary is qualified in its entirety by reference to the Tender Agreement, which has been filed with the SEC as Exhibit (e)(2) to the Schedule 14d-9 filed by Memory of even date hereof.

(1)	Includes 6,600 shares of common stock issued to Paul Blake, M.D. upon the exercise of options vested as of 60 days following December 1, 2008.

(2)	Includes 293,739 shares of common stock issued to Anthony B. Evnin, Ph.D., 50,000 shares of common stock issuable to Dr. Evnin upon the exercise of options vested as of 60 days following December 1, 2008 and warrants to purchase 64,473 shares of common stock. Also includes 1,308,275 shares and warrants to purchase 113,289 shares of common stock owned by Venrock Associates (“Venrock”), 1,859,411 shares and warrants to purchase 163,026 shares of common stock owned by Venrock Associates II, L.P. (“Venrock II”), and 14,233 shares of Memory’s common stock owned by Venrock Entrepreneurs Fund, L.P. (“Entrepreneurs Fund,” and, together with Venrock and Venrock II, the “Venrock Entities”). Dr. Evnin is a general partner of Venrock and Venrock II. Dr. Evnin is also a member of the General Partner of Entrepreneurs Fund. Dr. Evnin may be deemed to beneficially own the shares owned by the Venrock Entities; however, Dr. Evnin disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest therein.

(3)	Includes 50,000 shares of common stock issuable to Jonathan J. Fleming upon the exercise of options vested as of 60 days following December 1, 2008. Also includes 357,715 shares of common stock held by Oxford Bioscience Partners II L.P. (“OBP II”), 267,844 shares of common stock held by Oxford Bioscience Partners (Bermuda) II Limited Partnership (“OBP Bermuda II”), 100,306 shares of common stock held by Oxford Bioscience Partners (Adjunct) II L.P. (“OBP Adjunct II”), 352,679 shares of common stock held by Oxford Bioscience Partners (GS-Adjunct) II L.P. (“OBP GS-Adjunct II”), and 1,283,317 shares of common stock and warrants to purchase 184,210 shares of common stock held by Oxford Bioscience Partners II (Annex) L.P. (“OBP Annex II”). OBP Management II L.P. (“OBP Management II”) is the general partner of OBP II, OBP Adjunct II, OBP GS-Adjunct II and OBP Annex II) and OBP Management (Bermuda) II Limited Partnership (“OBP Management Bermuda II”) is the general partner of OBP Bermuda II. Mr. Fleming is a general partner of both OBP Management II and OBP Management Bermuda II. Therefore Mr. Fleming may be deemed to beneficially own the shares held by OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest therein.

Also includes shares held by the Oxford IV Entities, of which Mr. Fleming is an affiliate. See footnote 13.

(4)	Includes 83,750 shares of common stock issuable to Walter Gilbert, Ph.D. upon the exercise of options vested as of 60 days following December 1, 2008. Also includes 66,666 shares of common stock issued to Dr. Gilbert, 66,666 shares of common stock issued to Dr. Gilbert’s spouse and 52,632 shares of common stock and warrants to purchase 18,421 shares of common stock issued to a charitable remainder trust of which Dr. Gilbert and his spouse are the trustees and the beneficiaries.

(5)	Includes 388,605 shares of common stock issuable to Mr. Kailian upon the exercise of options vested as of 60 days following December 1, 2008. Also includes shares held by the MPM Entities, of which Vaughn M. Kailian is an affiliate. See footnote 15.

(6)	Includes 5,000 shares of common stock issued to Robert I. Kriebel, 50,000 shares of common stock issuable to Mr. Kriebel upon the exercise of options vested as of 60 days following December 1, 2008 and warrants to purchase 1,750 shares of common stock.

(7)	Includes 26,316 shares of common stock issued to David A. Lowe, Ph.D., 613,124 shares of common stock issuable to Dr. Lowe upon the exercise of options vested as of 60 days following December 1, 2008 and warrants to purchase 9,210 shares of common stock.

(8)	Includes 68,222 shares of common stock issued to Michael E. Meyers, M.P.H., 50,000 shares of common stock issuable to Mr. Meyers upon the exercise of options vested as of 60 days following December 1, 2008 and warrants to purchase 9,210 shares of common stock.

(9)	Includes 9,960 shares of common stock issued to Michael P. Smith and 239,960 shares of common stock issuable to Mr. Smith upon the exercise of options vested as of 60 days following December 1, 2008.

(10)	Includes 14,487 shares of common stock issued to James R. Sulat, 1,017,187 shares of common stock issuable to Mr. Sulat upon the exercise of options vested as of 60 days following December 1, 2008, and 277,423 shares of common stock and warrants to purchase 55,263 shares of common stock issued to a revocable trust of which Mr. Sulat and his spouse are the trustees and the members of Mr. Sulat’s immediate family are the beneficiaries.

(11)	Consists of 50,000 shares of common stock issuable to Peter F. Young upon the exercise of options vested as of 60 days following December 1, 2008.

(12)	Includes: Messrs. Fleming, Kailian, Kriebel, Meyers, Smith, Sulat and Young, and Drs. Blake, Evnin, Gilbert, Lowe and Murray, and Ms. Lalani.

(13)	Includes 3,595,503 shares of common stock and warrants to purchase 911,902 shares of common stock held by Oxford Bioscience Partners IV L.P. (“Oxford IV”) and 36,076 shares of common stock and warrants to purchase 9,149 shares of common stock held by mRNA Fund II L.P. (“mRNA II”) II. OBP Management IV L.P. (“OBP IV”, and together with Oxford IV and mRNA II, the “Oxford IV Entities”), is the general partner of Oxford IV and mRNA II. Jonathan J. Fleming, Jeffery T. Barnes, Mark P. Carthy, Michael E. Lytton and Alan G. Walton are the general partners of OBP IV (each a “General Partner” and collectively the “General Partners”). By virtue of their relationship as affiliated limited partnerships which share a sole general partner (OBP IV), Oxford IV and mRNA II may be deemed to share voting power and the power to direct the disposition of the shares of common stock which each partnership owns of record. OBP IV, as the general partner of Oxford IV and mRNA II, may also be deemed to own beneficially the shares of Oxford IV and mRNA II. The General Partners may also be deemed to own beneficially the shares held by Oxford IV and mRNA II. Oxford IV, OBP IV and the General Partners expressly disclaim beneficial ownership of the shares held by mRNA II, except to the extent of their respective pecuniary interest therein, and mRNA II, OBP IV, and the General Partners expressly disclaim beneficial ownership of the shares held by Oxford IV, except to the extent of their respective pecuniary interest therein. The principal business office of the Oxford IV Entities and the General Partners (excluding Mr. Walton) are located at 222 Berkeley Street, Suite 1650, Boston, MA 02116. The principal business office of Mr. Walton is 315 Post Road West, Westport, CT 06880.

(14)	Includes 5,316,407 shares held by Biomedical Value Fund, L.P. (“BMVF”) and 4,528,793 shares held by Biomedical Offshore Value Fund, Ltd. (“BOVF,” and, together with BMVF, the “Great Point Entities”). Great Point Partners, LLC (“Great Point”) is the investment manager of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares held by BMVF and BOVF. Dr. Jeffrey R. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to these shares. Great Point and Dr. Jay disclaim beneficial ownership of the shares of common stock held by BMVF and BOVF, except to the extent of any pecuniary interest. The principal business address for Great Point is 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

(15)	Includes 13,251,643 shares held by MPM BioVentures IV-QP, L.P. (“BV IV QP”), 376,819 shares held by MPM Asset Management Investors BV4 LLC (“AM BV4”) and 510,531 shares held by MPM BioVentures IV GmbH & Co. Beteiligungs KG (“BV IV GmbH,” and, collectively with BV IV QP and AM BV4, the “MPM Entities”). The Registrant has been advised that MPM BioVentures IV, GP LLC and MPM BioVentures IV LLC are the direct and indirect general partners of BV IV QP, AM BV4 and BV IV GmbH. Vaughn M. Kailian, Ansbert Gadicke, Luke Evnin, Steven St. Peter, William Greene, James Paul Scopa, John Vander Vort and Ashley Dombkowski are members of the general partner of BV IV QP and BV IV GmbH and members of AM BV4. Each member of the group disclaims beneficial ownership of the securities except to the extent of his or her proportionate pecuniary interest therein. Mr. Kailian is a member of Memory’s Board and Memory’s President and Chief Executive Officer. The principal business address for BV IV QP, AM BV4 and BV IV GmbH is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(16)	Includes warrants to purchase 154,128 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Memory has not entered into any transactions with related persons during 2007 or 2008 until the date hereof, other than an employment agreement with Vaughn M. Kailian, its President and Chief Executive Officer, who is also a director of Memory and an affiliate of entities affiliated with MPM Asset Management LLC (which funds, collectively, are the beneficial owners of more than 5% of Memory’s common stock). Under the terms of his employment agreement, which was effective February 7, 2008, Mr. Kailian receives an annualized base salary of $410,000. During the period of Mr. Kailian’s employment, Memory will pay or reimburse Mr. Kailian for all out-of-pocket travel and living expenses (including a gross up payment for any income tax liability he incurs) in connection with his commuting expenses from his principal office in San Francisco, California to Memory’s offices in Montvale, New Jersey. No transaction with a related person, other than as described herein, is currently proposed.

Policy Regarding Review and Approval of Related Person Transactions

Memory’s Board has not adopted any written policies or procedures governing the review, approval or ratification of related person transactions. As a matter of practice, however, Memory’s Board reviews, approves or ratifies, when necessary, all transactions with related persons. The Board’s practice is to evaluate whether a related person (including a director, officer, employee, or other significant stockholder) will have a direct or indirect interest in a transaction in which Memory may be a party. Where the Board determines that such proposed transaction involves a related person, the Board reviews any and all information it deems necessary and appropriate to evaluate the fairness of the transaction to Memory and its stockholders (other than the interested related person involved in such transaction), and may consider, among other things, the following factors: the related person’s relationship to Memory and direct or indirect interest in the transaction, both objective (for example, the dollar amount of the related person’s interest) and subjective (for example, any personal benefit not capable of quantification); whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; if applicable, the availability of other sources of comparable products or services; the benefits to Memory of the proposed interested transaction; and the impact on a director’s independence in the event the related person is a director, an “associated person” of a director or an entity in which a director is a partner, member, stockholder or officer. Following such review, the related person transaction is subject to final approval of the Board as a whole. In addition, Memory’s Audit Committee reviews, at each of its regularly scheduled quarterly meetings, whether Memory has entered into any transactions which could be deemed to be a transaction with a related person.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Stockholders may communicate with the Board by sending a letter to Memory Pharmaceuticals Corp. Board of Directors c/o Corporate Secretary, 100 Philips Parkway, Montvale, New Jersey 07645. The Corporate Secretary will receive and review all correspondence and forward it to the Chairman of the Board, the Chairman of the Audit Committee or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the Corporate Secretary has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate, or to take any other appropriate actions with respect to such communications.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Memory’s officers and directors, and persons who beneficially own more than 10% of a registered class of Memory’s equity securities, to file reports of beneficial ownership of Memory’s common stock (Forms 3, 4, and 5) with the SEC. Officers, directors, and greater than 10% stockholders are required to furnish Memory with copies of all such forms that are so filed.

To Memory’s knowledge, based solely on Memory’s review of the copies of such reports and written representations from Memory’s officers and directors that no other reports were required, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to Memory’s officers, directors and greater than 10% beneficial owners were complied with, except that (i) Mr. Kailian filed two late Form 4s, each for one transaction, (ii) MPM BioVentures IV-QP, L.P. filed two late Form 4s, each for one transaction, and (iii) MPM BioVentures IV GmbH & Co. Beteiligungs KG filed one late Form 4 for one transaction.